================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       FOR THE MONTH OF AUGUST 28TH, 2003

                        COMMISSION FILE NUMBER 333-12430

                             MARCONI CORPORATION PLC
             (Exact name of Registrant as specified in its charter)

                                 ---------------

                                ENGLAND AND WALES
                 (Jurisdiction of incorporation or organization)

                                NEW CENTURY PARK
                                   P.O. BOX 53
                                    COVENTRY
                              WARWICKSHIRE CV3 1HJ
                                 UNITED KINGDOM
                    (Address of principal executive offices)

                                  -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                                 YES [ ] NO [X]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

================================================================================

                                                                                 PAGE NUMBER
PART I.  FINANCIAL INFORMATION

         FINANCIAL STATEMENTS

         a) Condensed Consolidated Balance Sheets at June 30, 2003                    2
            and March 31, 2003.

         b) Condensed Consolidated Statements of Operations for                       3
            the three months ended June 30, 2003 and 2002.

         c) Condensed Consolidated Statements of Cash Flows for the three             4
            months ended June 30, 2003 and 2002.

         d) Condensed Consolidated Statements of Shareholders' Equity/(Deficit)       6
            for the three months ended June 30, 2003

         e) Notes to Condensed Consolidated Financial Statements                      7

         OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                 23

         QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK                    47

         CONTROLS AND PROCEDURES                                                      48

PART II. OTHER INFORMATION

         LEGAL PROCEEDINGS                                                            49

         CHANGES IN SECURITIES AND USE OF PROCEEDS                                    49

         DEFAULTS UPON SENIOR SECURITIES                                              49

         SIGNATURES                                                                   50

         EXHIBITS                                                                     51

                          PART I. FINANCIAL INFORMATION

                    MARCONI CORPORATION PLC AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                                                 JUNE 30,        MARCH 31,
                                                                                 --------        ---------
                                                                              2003       2003      2003
        (IN MILLIONS EXCEPT PER SHARE DATA)                                  U.S.$     (POUND)    (POUND)
        -----------------------------------                                  -----     ------     ------
ASSETS
Current assets
  Cash and cash equivalents............................................        939        569        192
  Restricted cash......................................................        358        217        964
  Investment in securities.............................................         30         18         16
  Accounts receivable, net.............................................        615        373        462
  Inventories, net.....................................................        355        215        234
  Prepaid expenses and other current assets............................        236        143        126
  Assets of discontinued operations....................................          6          4          4
                                                                             ---------------------------
Total current assets...................................................      2,539      1,539      1,998
Property, plant and equipment, net.....................................        376        228        263
Investments in affiliates..............................................         30         18         18
Goodwill...............................................................      1,074        651        657
Intangibles, net.......................................................        149         90        101
Other non-current assets...............................................         28         17         75
                                                                             ---------------------------
TOTAL ASSETS...........................................................      4,196      2,543      3,112
                                                                             ===========================

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities
  Short-term debt......................................................         35         21      2,195
  Current maturities of long-term debt.................................         --         --      2,191
  Accounts payable.....................................................        259        157        163
  Amounts due to Marconi plc and fellow subsidiaries...................         --         --        403
  Accrued expenses and other current liabilities.......................      1,223        741      1,098
  Liabilities of discontinued operations...............................         28         17         16
                                                                             ---------------------------
Total current liabilities..............................................      1,545        936      6,066
Long-term debt.........................................................      1,180        715         30
Deferred income taxes..................................................          8          5          5
Other liabilities......................................................        569        345        342
                                                                             ---------------------------
Total liabilities......................................................      3,302      2,001      6,443
Commitments and contingencies (Note 11)................................
Minority interests.....................................................          3          2          3
Shareholders' equity/(deficit)
  Ordinary shares,(pound)0.05 par value;
  Authorized: 3,134 shares at June 30, 2003 and 6,000 shares at
    March 31, 2003; Issued and outstanding: 1,000 shares at
    June 30, 2003, 2,866 shares at March 31, 2003......................         82         50        143
  Warrants, issued and outstanding: 50 at June 30, 2003 ...............         20         12         --
  Additional paid-in capital...........................................      1,723      1,044        895
  Accumulated deficit..................................................       (972)      (589)    (4,055)
  Capital reduction reserve............................................        566        343         --
  Accumulated other comprehensive loss.................................       (528)      (320)      (317)
                                                                             ---------------------------
Total shareholders' equity/(deficit)...................................        891        540     (3,334)
                                                                             ---------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY/(DEFICIT)......................................................      4,196      2,543      3,112
                                                                             ===========================

            See notes to condensed consolidated financial statements.

                    MARCONI CORPORATION PLC AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                           THREE MONTHS ENDED JUNE 30,
                                                                           ---------------------------
                                                                           2003        2003        2002
             (IN MILLIONS, EXCEPT PER SHARE DATA)                         U.S.$      (POUND)     (POUND)
             ------------------------------------                         -----      ------      ------
Revenue:
  Network equipment ................................................        378         229         316
  Network services .................................................        228         138         194
  Other ............................................................         --          --          23
                                                                          -----------------------------
                                                                            606         367         533
Direct costs .......................................................        464         281         450
                                                                          -----------------------------
  Gross margin .....................................................        142          86          83
Operating expenses:
  Selling, general and administrative ..............................        117          71         121
  Research and development .........................................         88          53          92
  Amortization of intangibles ......................................         18          11          11
  Business restructuring charges ...................................         91          55          71
  Gain on sale of fixed assets and investments .....................         --          --         (13)
  Other income .....................................................        (76)        (46)         --
                                                                          -----------------------------
Total operating expenses ...........................................         238        144         282
Operating loss .....................................................        (96)        (58)       (199)
Other income/(expense):
  Gain on settlement of equity forward contract ....................        203         123          --
  Gain on extinguishment of liabilities ............................      4,447       2,695          --
  Impairment of investments ........................................         --          --         (30)
  Interest income ..................................................          8           5          21
  Interest expense .................................................        (16)        (10)        (72)
                                                                          -----------------------------
Income/(loss) from continuing operations before income taxes .......      4,546       2,755        (280)
  Income tax benefit ...............................................         38          23           5
  Equity in net loss of affiliates .................................         --          --         (26)
                                                                          -----------------------------
Income/(loss) from continuing operations ...........................      4,584       2,778        (301)
Discontinued operations:
 Gain on sale of discontinued operations, net ......................         15           9          --
 Loss from discontinued operations .................................         (7)         (4)        (20)
                                                                          -----------------------------
Net income/(loss) ..................................................      4,592       2,783        (321)
                                                                          =============================
Earnings per share -- basic and diluted
  Income/(loss) from continuing operations .........................       2.31        1.40       (0.10)
  Gain on sale of discontinued operations, net .....................         --          --          --
  Loss from discontinued operations ................................         --          --       (0.01)
                                                                          -----------------------------
Net Income/(loss) ..................................................       2.31        1.40       (0.11)
                                                                          =============================

Shares used in computing basic and diluted income/(loss) per share..      1,984       1,984       2,866
                                                                          =============================

            See notes to condensed consolidated financial statements

                    MARCONI CORPORATION PLC AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                          THREE MONTHS ENDED JUNE 30,
                                                                          ---------------------------
                                                                          2003        2003         2002
                     (IN MILLIONS)                                        U.S.$      (POUND)      (POUND)
                     -------------                                       ------      ------       ------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)..................................................       4,592       2,783        (321)
Adjustments to reconcile net income/(loss) to net cash provided by/
 (used in) operating activities from continuing operations:
Loss from discontinued operations..................................           7           4          20
Gain on sale of discontinued operations............................         (15)         (9)         --
Gain on settlement of equity forward contracts.....................        (203)       (123)         --
Stock compensation.................................................           2           1          4
Gain on sale of fixed assets and investments.......................          --          --         (13)
Impairment of investments..........................................          --          --          30
Depreciation and amortization......................................          51          31          46
Provision for doubtful accounts....................................          (7)         (4)         --
Gain on extinguishment of liabilities..............................      (4,447)     (2,695)         --
Change in current and deferred taxes...............................         (41)        (25)        (10)
Equity in net loss of affiliates...................................          --          --          26
Changes in operating assets and liabilities, net of the effect of the extinguishment of liabilities:
  Accounts receivable..............................................         117          71         140
  Inventories......................................................          30          18          82
  Accounts payable.................................................         (60)        (36)       (189)
  Accrued expenses and other liabilities...........................         (99)        (60)        (22)
                                                                        -------------------------------
Net cash used in operating activities from continuing operations...         (73)        (44)       (207)
                                                                        -------------------------------

             See notes to condensed consolidated financial statements

                                                                          THREE MONTHS ENDED JUNE 30,
                                                                          ---------------------------
                                                                          2003        2003       2002
                     (IN MILLIONS)                                       U.S.$       (POUND)    (POUND)
                     -------------                                       -----       -------    -------
CASH FLOW FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment .........................       (10)         (6)        (10)
Proceeds from the sale of property, plant and equipment ............        46          28          18
Net cash received for investments in joint ventures and associates..        --          --           2
Purchase of interest in related parties ............................       (10)         (6)         --
Disposal of interest in related parties ............................        --          --          (7)
                                                                         -----------------------------
Net cash provided by investing activities ..........................        26          16           3
                                                                         -----------------------------

CASH FLOW (USED IN)/FROM FINANCING ACTIVITIES:
Repayment of short-term borrowings, net ............................        (8)         (5)        (41)
Term loan repayments, net ..........................................        --          --          (8)
Distribution to creditors under the scheme relating to debt and
 borrowings * ......................................................      (545)       (330)         --
Net cash provided by related parties ...............................        --          --          24
Restricted cash transferred from/(to) secured accounts .............     1,233         747        (732)
                                                                         -----------------------------
Net cash provided by/(used in) financing activities ................       680         412        (757)
                                                                         -----------------------------

Net cash used by discontinued operations ...........................        (5)         (3)        (34)
Effects of exchange rate changes on cash and cash equivalents ......        (6)         (4)        (12)
                                                                         -----------------------------
Net increase/(decrease) in cash and cash equivalents ...............       622         377      (1,007)
Cash and cash equivalents, beginning of period .....................       317         192       1,230
                                                                         -----------------------------
Cash and cash equivalents, end of period ...........................       939         569         223
                                                                         =============================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITY:
Cash payments for interest .........................................        (5)         (3)        (82)
Cash payments for income taxes .....................................        (3)         (2)         (7)
Issuance of shares to extinguish liabilities .......................       927         562          --
Distribution of warrants to former plc shareholders ................        20          12          --
Gain on extinguishment of related party liabilities ................       837         507          --
Issuance of new debt to extinguish liabilities .....................     1,139         690          --
Distribution to creditors under the scheme relating to operating
 activities ........................................................        17          10          --

            See notes to condensed consolidated financial statements.

* The distribution made to creditors under the scheme of (pound)340 million has been reported in the condensed consolidated statement of cash flows within operating and financing activities based on the nature of the creditor balances extinguished by the scheme.

                    MARCONI CORPORATION PLC AND SUBSIDIARIES

       CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY/(DEFICIT)
                                   (UNAUDITED)


                                                 ORDINARY SHARES                  ADDITIONAL                  CAPITAL
                                                 ---------------                   PAID-IN     ACCUMULATED   REDUCTION
(IN (POUND) MILLIONS, EXCEPT SHARE DATA)      SHARES        AMOUNT     WARRANTS    CAPITAL       DEFICIT      RESERVE
----------------------------------------      ------        ------     --------    -------       -------      -------
As of March 31, 2003...........            2,866,250,735      143         --          895        (4,055)          --

  Net income...................                       --       --         --           --         2,783           --

  Cancellation of old share
    capital....................           (2,866,250,735)    (143)        --         (895)          695          343

  Gain on extinguishment of
    related party liabilities..                       --       --         --          507            --           --

  Gain on waiver of related
    party payable..............                       --       --         --           25            --           --

  Issuance of ordinary shares
   in exchange for extinguished
   liabilities.................            1,000,000,000       50         --          512            --           --

  Distribution of warrants.....                       --       --         12           --           (12)          --

  Share of associate reserves..                       --       --         --           (1)           --           --

  Capital contribution for stock-
    based compensation.........                       --       --         --            1            --           --

  Unrealized gain on
    investments................                       --       --         --           --            --           --

  Translation adjustments......                       --       --         --           --            --           --
                                          ----------------------------------------------------------------------------
As of June 30, 2003............            1,000,000,000       50         12        1,044          (589)         343
                                         =============================================================================

                                           ACCUMULATED
                                              OTHER
                                          COMPREHENSIVE
(IN (POUND) MILLIONS, EXCEPT SHARE DATA)  INCOME/(LOSS)    TOTAL
----------------------------------------  -------------    -----
As of March 31, 2003...........               (317)       (3,334)

  Net income...................                 --         2,783

  Cancellation of old share
    capital....................                 --            --

  Gain on extinguishment of
    related party liabilities..                 --           507

  Gain on waiver of related
    party payable..............                 --            25

  Issuance of ordinary shares
    in exchange for extinguished
    liabilities................                 --           562

  Distribution of warrants.....                 --            --

  Share of associate reserves..                 --            (1)

  Capital contribution for stock-
    based compensation.........                 --             1

  Unrealized gain on
    investments................                  2             2

    Translation adjustments....                 (5)           (5)
                                          ----------------------
As of June 30, 2003............               (320)          540
                                          ======================

            See notes to condensed consolidated financial statements.

                    MARCONI CORPORATION PLC AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. NATURE OF BUSINESS AND BASIS OF PREPARATION:

NATURE OF BUSINESS

         Marconi Corporation plc and its subsidiaries and joint ventures (together the "Company") is a multi-regional provider of telecommunications equipment and services. The Company currently divides its operations into:
Network Equipment, Network Services and Other. The main activities include the provision of optical networks, broadband routing and switching, broadband access, outside plant and power, other network equipment and associated installation, maintenance and other value-added services. The Company's customers include telecommunications companies and providers of internet services for their public networks and some large corporations, government departments and agencies, utilities and educational institutions for their private networks. The Other segment comprises certain non-core businesses that are managed for value and ultimately for disposal. These include an investment in Easynet Group plc as well as a number of other minor activities, investments and assets with whom the Company has a base of installed equipment.

         In connection with the Financial Restructuring (see note 2), the Company is in the process of adopting a new reporting structure that segments the business along geographical lines. Commencing with the fiscal quarter ending September 30, 2003, the Company will report the results of the Network Equipment and Network Services businesses based in the U.S.A separately from the results of the Network Equipment and Network Services businesses based outside the United States of America. The Other segment will remain essentially unchanged.

BASIS OF PREPARATION

         The condensed consolidated financial statements as at June 30, 2003 and for the three months ended June 30, 2003 and June 30, 2002, include, in the opinion of management, all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the financial position, results of operations and cash flows as of June 30, 2003 and for all periods presented. These financial statements are unaudited and have been prepared on a basis substantially consistent with the audited consolidated financial statements of the Company as of and for the year ended March 31, 2003, included in the Company's Annual Report on Form 20-F as filed with the Securities and Exchange Commission ("Form 20-F").

         The condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Form 20-F for the year ended March 31, 2003. The results of operations for the three months ended June 30, 2003 are not necessarily indicative of the operating results to be expected for the year ending March 31, 2004. Certain amounts in prior periods' financial statements and related notes have been reclassified to conform to the current year presentation.

         The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Net income and cash flows of non-U.K. pounds sterling subsidiaries and equity investments are translated at the average rates of exchange during the period. The assets and liabilities of such entities are translated at period-end rates of exchange. Translation adjustments are included in other comprehensive income/(loss), as a separate component of shareholders' equity/(deficit). Key exchange rates relative to U.K. pounds sterling used are as follows:

                      AVERAGE RATES             PERIOD-END RATES
               THREE MONTHS ENDED JUNE 30,     JUNE 30,  MARCH 31,
               ---------------------------     --------  ---------
                    2003       2002             2003       2003
                    ----       ----             ----       ----
U.S. Dollar..       1.63       1.48             1.65       1.58

Euro.........       1.42       1.58             1.44       1.45

         The condensed consolidated financial statements are presented in millions of U.K. pounds sterling. In addition, the condensed consolidated financial statements as of and for the three months ended June 30, 2003 are also presented in U.S. dollars. These U.S. dollar amounts are presented solely for the convenience of the reader at the rate of (pound)1.00 = $1.65, the noon buying rate of the U.S. Federal Reserve Bank as of June 30, 2003. This rate may differ from the rates used in the preparation of the condensed consolidated financial statements. These translated amounts should not be construed as representations that the U.K. pounds sterling amounts could have been, or could in the future be converted into U.S. dollars at this or any other exchange rate.

Recently issued accounting pronouncements

- Statement of Financial Accounting Standard No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"), amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company has evaluated the impact of SFAS 149 and does not anticipate that it will have a significant impact on its financial position, cashflows and results of operations.

- SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"), modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities. SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, whose shares are all mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has evaluated the impact of SFAS 150 and does not anticipate that it will have a significant impact on its financial position, cashflows and results of operations.

- FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), requires an entity to include the assets, liabilities and results of operations of a variable interest entity in its Consolidated Financial Statements, if it is the primary beneficiary of the variable interest entity. FIN 46 is effective immediately for all arrangements entered into after January 31, 2003. For arrangements entered into prior to January 31, 2003 adoption is required at the beginning of the first interim or annual period after June 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cashflows and results of operations.

- In November 2002, the Emerging Issues Task Force reached a final consensus related to Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). The Task Force agreed the effective date for the consensus would be for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company adopted EITF 00-21 on July 1, 2003, and does not anticipate that the adoption of EITF 00-21 will have a material impact on its financial position, cashflows and results of operations.

2. FINANCIAL RESTRUCTURING

         On May 19, 2003, Marconi Corporation plc and its former parent holding company, Marconi plc, concluded a Financial Restructuring. The Financial Restructuring was effected through two separate "schemes of arrangement" under the U.K. Companies Act 1985. A scheme of arrangement is a procedure under English law through which a company may enter into a voluntary compromise or arrangement with one or more classes of its creditors to effect a financial restructuring of its financial obligations. One scheme of arrangement involved all of the creditors of the Company, other than certain excepted categories of creditors but including the syndicate banks and bondholders to whom the primary financial indebtedness was owed. The second scheme of arrangement involved creditors of Marconi plc, the Company's former parent holding company. In connection with the Financial Restructuring the existing share capital of Marconi Corporation plc was converted to non-voting deferred shares, and subsequently cancelled through a capital reduction. As a result, Marconi Corporation plc became the new parent holding company of the group, replacing Marconi plc, and Marconi plc ceased to be a member of our group.

         As part of the Financial Restructuring, the Company entered into an agreement with Marconi plc to reassign and waive some intra group balances. In addition, the Company provided for amounts due to it from Marconi plc, which were schemed.

         The Company's Financial Restructuring covered approximately (pound)4.8 billion of creditors' claims comprising (pound)4.0 billion of syndicated bank debt and the externally held U.S. dollar and euro denominated bonds and (pound)800 million of related party debt. In exchange for the cancellation of their claims against Marconi Corporation plc on May 19, 2003 the Company distributed to the creditors covered by the scheme of arrangement:

  -     Cash: (pound)340 million in cash;

  - Senior Notes: U.S.$717,139,584 (approximately(pound)437 million) in aggregate principal amount of new guaranteed senior secured notes due April 2008 issued by the Company, with interest payable quarterly in cash at a rate of 8% per annum;

  - Junior Notes: U.S.$486,881,472 (approximately (pound)297 million) in aggregate principal amount of new guaranteed junior secured notes due October 2008 issued by the Company, with interest payable quarterly in cash at a rate of 10% per annum or, at our option, in kind, by issuing additional junior notes, at a rate of 12% per annum; and

  - Marconi Corporation plc Shares: 995 million ordinary shares, representing 99.5% of the Company's issued ordinary share capital on May 19, 2003.

         In addition, on May 19, 2003, the Company issued 5 million ordinary shares, representing 0.5% of the Company's issued ordinary share capital on May 19, 2003, and warrants, exercisable at (pound)1.50 per share, to subscribe for up to 50 million additional ordinary shares, equal to 5% of our issued ordinary share capital on May 19, 2003, to shareholders of Marconi plc. The issuance of the 50 million warrants to the former shareholders in Marconi plc was accounted for as a distribution. In connection with the Financial Restructuring the Company listed its ordinary shares on the London Stock Exchange ("LSE") and established an American Depositary Receipt ("ADR") program in respect of those shares.

         In connection with the Financial Restructuring, the ordinary shares of Marconi plc were delisted from the LSE. While Marconi plc's ordinary shares remain outstanding, all of Marconi plc's remaining assets, other than assets necessary to fund the cost of administering its scheme of arrangement, will be distributed to Marconi plc's creditors over time in accordance with its scheme of arrangement. Management expects that Marconi plc will be liquidated or dissolved in the future following the completion of those distributions.

         The Company recognized a gain upon extinguishment of its liabilities under the terms of the Financial Restructuring of approximately (pound)3.2 billion, of which (pound)2.7 billion has been recorded in the consolidated statement of operations and (pound)0.5 billion has been recorded in shareholders' equity.

         The gain was allocated to shareholders' equity to the extent that it related to the extinguishment of related party liabilities and to the statement of operations to the extent that it related to the extinguishment of third party liabilities. The gain on extinguishment of the liabilities is determined in accordance with APB Opinion 26, Extinguishment of Debt, as follows (in (pound) millions):

Carrying value of extinguished third party liabilities
Short-term borrowings ...................................      2,124
Current maturities of long-term debt (held by third
  parties) ..............................................      1,808
Debt issuance costs on extinguished debt ................        (23)
Corporate tax obligations ...............................         10
Other current liabilities ...............................          3
Accrued interest accrued on long-term debt and short term
  borrowings ............................................        113
                                                               -----
Total carrying value of extinguished third party
  liabilities ...........................................      4,035
                                                               -----

Carrying value of extinguished related party
  liabilities
Current maturities of long term debt (held by related
  parties) ..............................................        385
Debt issuance costs on extinguished bonds ...............         (4)
Amounts owed to Marconi plc and fellow subsidiaries .....        378
                                                               -----
Total carrying value of extinguished related party
  liabilities ...........................................        759
                                                               -----
Total carrying value of liabilities extinguished ........      4,794
                                                               -----
Less fair value of consideration of new shares, new debt
  and cash exchanged for liabilities extinguished:
Cash ....................................................       (340)
Debt:
Senior Notes repayable April 2008 at fair value (b) .....       (407)
Junior Notes repayable October 2008 at fair value (b) ...       (291)
Debt issuance costs .....................................          8
                                                               -----
Carrying value of new debt, net of issuance costs .......       (690)
                                                               -----
Equity:
New shares (a) ..........................................       (570)
Equity issuance costs ...................................          8
                                                               -----
Fair value of new equity ................................       (562)
                                                               -----

Gain on extinguishment of liabilities ...................      3,202
                                                               =====
Allocation of gain on extinguishment of liabilities:
Gain on extinguishment of third party liabilities .......      2,695
Gain on extinguishment of related party liabilities .....        507
                                                               -----
                                                               3,202
                                                               =====

(a) The fair value of the 995 million shares in the Company is based upon the closing price of 57.25 pence as of May 19, 2003, as reported on the LSE.

(b) The fair value of the new Senior Notes and Junior Notes issued is based upon the closing price of 93% and 98%, respectively, on May 19, 2003, as reported on the LSE.

         The Employee Share Option Plans ("ESOP") derivative settlement was conditional on the Financial Restructuring becoming effective. Accordingly, the ESOP derivative settlement became effective on May 19, 2003. As a result, the Company paid (pound)35 million in cash to the ESOP derivative banks to settle the liability to the ESOP derivative banks recorded in the consolidated balance sheet as of March 31, 2003. The resulting gain, arising on the release of this liability, of (pound)123 million is reflected in the statement of operations for the first quarter of fiscal 2004.

         The Financial Restructuring of Marconi plc and Marconi Corporation plc was implemented by way of two separate schemes of arrangement under section 425 of the U.K. Companies Act 1985. As a result, the gain on extinguishment described above will not give rise to any taxable amounts. Note 20, Income Taxes in the Form 20-F for the year ended March 31, 2003 describes the effect of the financial restructuring on our tax position.

         The following unaudited pro forma data illustrates the impact that the Financial Restructuring would have had on the consolidated statement of operations for the three months ended June 30, 2003 and 2002 as if the Financial Restructuring had been completed on April 1, 2002.

                                                              THREE MONTHS ENDED JUNE 30,
                                                                  2003          2002
                        (IN MILLIONS)                            (POUND)       (POUND)
                        -------------                            ------        ------
Pro-forma statement of operations data:
  Operating loss...........................................        (97)         (194)
  Income/(loss) from continuing operations before income
     taxes.................................................      2,709          (227)
  Income/(loss) per share - basic and diluted..............       1.37         (0.08)

Pro forma adjustments in the first quarter of fiscal 2004 include a reversal of foreign exchange transaction gains and an increase in interest expense related to the new debt from the period from April 1, 2003 to April 30, 2003. Pro forma adjustments in the first quarter of fiscal 2003 include the reversal of interest expense on the extinguished debt and reflecting interest expense on the new debt and gains on foreign exchange transactions.

3. SELECTED BALANCE SHEET INFORMATION

RESTRICTED CASH

          Cash balances pledged or advanced as collateral are considered to be restricted cash. At June 30, 2003 and March 31, 2003, the total restricted cash was (pound)217 million and (pound)964 million respectively. Of the total restricted cash balance, (pound)nil ((pound)771 million at March 31, 2003) was held in secured accounts, (pound)143 million ((pound)135 million at March 31, 2003) relates to cash collateral placed against bonding facilities; (pound)41 million ((pound)nil at March 31, 2003) relates to cash held in ESOP escrow accounts to meet any claims for collateral against present and future bonding facilities, (pound)nil ((pound)27 million at March 31, 2003) relates to cash held in ESOP escrow accounts; (pound)18 million ((pound)17 million at March 31, 2003) relates to cash in insurance reserves and (pound)15 million ((pound)14 million at March 31, 2003) relates to cash deposited against secured loans in Italy.

INVENTORIES, NET

         Inventories, net are comprised of the following at June 30, 2003 and March 31, 2003.

                                                                          JUNE 30,      MARCH 31,
                                                                            2003          2003
                   (IN MILLIONS)                                          (POUND)        (POUND)
                   -------------                                          -------        -------
Inventories:
  Finished goods......................................................       75             76
  Work-in-process.....................................................       56             69
  Raw materials.......................................................       84             89
                                                                          -----------------------
     Total............................................................      215            234
                                                                          =======================

4. EMPLOYEE STOCK OPTION PLANS

         SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure of Amendment of FASB Statement No. 123, amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, ("SFAS 123") to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

         Prior to the completion of the Financial Restructuring described in note 2, employees of the Company participated in a number of stock option plans whereby they received rights over shares in Marconi plc, the former parent company of the Company. The Company accounted for those employees stock options under APB No. 25, Accounting for Stock Issued to Employees ("APB 25") with any expense being matched by a credit to shareholders' equity as a capital contribution by Marconi plc. Following the completion of the Financial Restructuring, the Company is no longer a subsidiary of Marconi plc and no further cost is recorded in respect of these stock option plans.

         Following the Financial Restructuring, the Company established two plans under which it grants options over its own shares: a nil cost senior management share option plan and a market value employee share option plan. The Company accounts for such employee share plans under APB 25. No compensation cost has been recognized for all ordinary shares and share options issued under the market value employee plan, which is a variable plan because the grant date was June 30, 2003, the period end date.

MARCONI CORPORATION SENIOR MANAGEMENT SHARE OPTION PLAN

         Under the Marconi Corporation Senior Management Share Option Plan, participants selected by the remuneration committee may be granted performance-related awards entitling them, to be granted a right to call for a number of ordinary shares of the Company without payment based on the attainment of certain performance criteria. The initial options under this scheme were approved on June 24, 2003 and have been granted in five tranches, each of which is subject to different performance conditions. The options have a ten-year term and may be satisfied using newly issued or existing Marconi Corporation shares. The Company applies variable plan accounting for grants under this plan and recognizes compensation cost when achievement of the performance conditions becomes probable. The performance targets for the first three tranches are linked to the repayment of the Company's debt and for the last two tranches are linked to achieving market capitalization targets. For those tranches subject to market capitalization targets, no compensation cost will be recognized until the targets are achieved. 76,150,000 options have been granted under this plan on June 24, 2003.

MARCONI CORPORATION EMPLOYEE SHARE OPTION PLAN

         Under the Marconi Corporation Employee Share Option Plan, participants selected by the remuneration committee may be granted performance-related awards entitling them, to be granted a right to call for a number of ordinary shares of the Company based on the attainment of certain performance criteria. The exercise price of options granted under this plan will be determined by the remuneration committee but will be based on the market value of a Marconi Corporation Share at the date of the grant. The initial options under this scheme were approved on June 30, 2003 and have been granted in five tranches, each of which will be subject to the same performance conditions as the Marconi Corporation Senior Management Share Option Plan. The options have a ten-year term and may be satisfied using newly issued or existing Marconi Corporation shares. The Company applies variable plan accounting for grants under this plan and recognizes compensation cost when achievement of the performance conditions becomes probable. 29,310,000 options have been granted under this plan on June 30, 2003.

         The Company recognized compensation expense in the three months ended June 30, 2003 of approximately (pound)1 million related to stock options previously issued over Marconi plc shares. No material amounts were recognized under the Company's new option plans described above, as the grant date was so near the period end date. Had compensation cost for the employee share plans been determined consistent with the fair value methodology of SFAS 123, the Company's net income/(loss) would have been as follows:

                                                                        THREE MONTHS ENDED JUNE 30,
                                                                        ---------------------------
                                                                            2003          2002
                 (IN MILLIONS, EXCEPT PER SHARE DATA)                      (POUND)       (POUND)
                 ------------------------------------                      ------        ------
Net income/(loss)
  As reported........................................................      2,783          (321)
Deduct: Total stock-based employee compensation determined
  under fair value based method, net of related tax effects..........         --            --
Add back: Total stock-based employee compensation determined
  under APB 25.......................................................          1             4
                                                                          --------------------
  Pro forma income/(loss)............................................      2,784          (317)
                                                                          ====================
Pro forma income/(loss) per share:
  Basic and diluted..................................................       1.40         (0.11)

         Under SFAS 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                        THREE MONTHS ENDED JUNE 30,
                                                                        ---------------------------
                                                                            2003          2002
                                                                            ----          ----
Risk-free interest rate..............................................      4.19%           n/a
Expected life (years)................................................        10            n/a
Assumed volatility...................................................      66.6%           n/a
Expected dividends...................................................        --             --

5. DEBT AND CREDIT FACILITIES

SHORT-TERM DEBT

                                                                         JUNE 30, 2003     MARCH 31, 2003
                                                                         -------------     --------------
              (IN MILLIONS)                                                  (POUND)          (POUND)
              -------------                                                  ------           ------
Term loans..........................................................           21              2,195
                                                                         ================================

LONG-TERM DEBT

                                                                          JUNE 30, 2003    MARCH 31, 2003
                                                                          -------------    --------------
              (IN MILLIONS)                                                  (POUND)           (POUND)
              -------------                                                  ------            ------
Term loans..........................................................          713               2,221
Finance leases......................................................            2                  --
                                                                             ------------------------
  Total obligations.................................................          715               2,221
Current maturities of long-term debt................................           --              (2,191)
                                                                             ------------------------
  Total long-term debt..............................................          715                  30
                                                                             ========================

         On May 19, 2003, the Company issued as part of its Financial Restructuring U.S.$717,139,584 in aggregate principal amount of new guaranteed senior secured notes due April 2008 with interest payable quarterly in cash at a rate of 8% per annum and U.S.$486,881,472 in aggregate principal amount of new guaranteed junior secured notes due October 2008 with interest payable quarterly in cash at a rate of 10% per annum or, at our option, in kind, by issuing additional junior notes, at a rate of 12% per annum. The aggregate fair value of the notes issued was approximately (pound)698 million. The new notes issued on May 19, 2003 include a premium on early redemption, which has been accounted for as an embedded derivative in accordance with Financing Accounting Standard No.133, Accounting for Derivative Instruments and Hedging Activities
("SFAS 133"). The fair value of the embedded derivative was approximately (pound) 12 million at June 30, 2003 and is included within long-term other liabilities. A corresponding adjustment has been made to the carrying value of the debt. The debt discount will be accreted over the contractual term of the debt using the effective interest rate method. For further details on the Financial Restructuring, refer to note 2.

         On September 19, 2000, the Company issued for cash consideration, two unsecured yankee bonds having an aggregate principal amount of $1.8 billion (approximately (pound)1.3 billion). One bond was for $900 million (approximately (pound)630 million) with a coupon rate of 7.75% per annum, maturing on September 15, 2010. The other bond was for $900 million (approximately (pound)630 million) with a coupon rate of 8.375% per annum, maturing on September 15, 2030. On March 17, 2003 the Company failed to meet a scheduled interest payment on these bonds. As a result, as at March 31, 2003, these bonds were repayable on demand.

         On March 30, 2000, the Company issued for cash consideration two unsecured euro bonds having an aggregate principal amount of (euro)1.5 billion (approximately (pound)927 million). One bond was for (euro)500 million (approximately (pound)309 million) with a coupon rate of 5.625% per annum, maturing on March 30, 2005. The other bond was for (euro)1,000 million (approximately (pound)618 million) with a coupon rate of 6.375% per annum, maturing on March 30, 2010.

         Both the yankee bonds and the euro bonds were extinguished by the Financial Restructuring and are no longer outstanding. For further details on the impact of the Financial Restructuring on the long-term debt, refer to note 2, Financial Restructuring.

         As of June 30, 2003 and March 31, 2003, the Company had other obligations of (pound)23 million and (pound)20 million related to secured debenture loans, respectively.

KEY COVENANTS

         Our significant covenants have been described in the Scheme Document that was filed on Form 6-K with the SEC on March 31, 2003.

6. BUSINESS RESTRUCTURING CHARGES

         In September 2001, following the sudden and significant downturn in trading in the global telecommunications markets, the results of an operational review that had three main objectives were announced. The original objectives were to focus the business on core operations, manage the non-core operations for value, reduce group indebtedness from (pound)4.4 billion at August 31, 2001 to between (pound)2.7 billion and (pound)3.2 billion by March 31, 2002 and reduce the annual operating cost base. These objectives have now been revised to reflect further operating cost base reductions during fiscal 2004.

         When management reviews the operating income performance of the segments described in note 10, management uses the U.K. GAAP operating profit/(loss) before goodwill and intangible asset amortization, in process research and development write-offs, U.K. GAAP operating exceptional items, gains and losses on business disposal and the impact of less than 50% owned affiliates. This measure does not include business restructuring charges. Accordingly, a segmental analysis of business restructuring charges has not been provided.

         The following tables show the activity by statement of operations heading and the balances remaining in accrued expenses and other liabilities at June 30, 2003 and 2002 following the implementation of actions required to achieve these objectives.

                                                3 MONTHS ENDED JUNE 30, 2003
                                                ----------------------------
                                   BALANCE AT                                    BALANCE AT
                                    MARCH 31,             NET CASH   NON CASH     JUNE 30,
                                      2003      CHARGED   PAYMENTS   MOVEMENT      2003
          (IN MILLIONS)              (POUND)    (POUND)    (POUND)    (POUND)     (POUND)
          -------------            ----------   -------   --------   --------    ----------
Other operating expenses
Manufacturing outsourcing......         8          --        --          1           9
Onerous contracts..............         6          --        --         --           6
                                   --------------------------------------------------------
                                       14          --        --          1          15
                                   --------------------------------------------------------
Business restructuring costs:
Employee severance.............        10           9       (12)        --           7
Site rationalization...........        46           4        (2)        --          48

Contractual commitments and other
  restructuring................         3          --        --         --           3
Advisor fees...................         1          42       (22)       (13)          8
                                   --------------------------------------------------------
                                       60          55       (36)       (13)         66
                                   --------------------------------------------------------
Total..........................        74          55       (36)       (12)         81
                                   ========================================================

                                                3 MONTHS ENDED JUNE 30, 2002
                                                ----------------------------
                                   BALANCE AT                                    BALANCE AT
                                    MARCH 31,             NET CASH   NON CASH     JUNE 30,
                                      2003      CHARGED   PAYMENTS   MOVEMENT       2002
          (IN MILLIONS)              (POUND)    (POUND)    (POUND)    (POUND)      (POUND)
          -------------            ----------   -------   --------   --------    ----------
Other operating expenses:
Inventory write-downs and related
  costs........................        40         --        (7)         --           33
Manufacturing outsourcing......        31         16        (7)         --           40
Onerous contracts..............        31         --        --          --           31
                                   --------------------------------------------------------
                                      102         16       (14)         --          104
                                   --------------------------------------------------------
Business restructuring costs:
Employee severance.............        30         39       (46)         --           23

Site rationalization...........        40         12        (8)         --           44
Contractual commitments and other
  restructuring................        13          8        --          --           21
Systems implementation.........        24         --        (4)         --           20
Advisor fees...................        --         12       (12)         --           --
                                   --------------------------------------------------------
                                      107         71       (70)         --          108
                                   --------------------------------------------------------
Total..........................       209         87       (84)         --          212
                                   ========================================================

INVENTORY WRITE-DOWNS AND RELATED COSTS

         The balance of (pound)40 million at March 31, 2002 relates to inventory write-downs and related costs charged to direct costs in fiscal 2002. In the three months ended June 30, 2002, cash payments of (pound)7 million were made in respect of supplier commitments. There was no balance remaining on the provision at March 31, 2003.

MANUFACTURING OUTSOURCING

         The balance of (pound)9 million at June 30, 2003 represents amounts due in connection with the Jabil Circuits Inc outsourcing agreement. In the quarter ended June 30, 2002, (pound)16 million was charged and cash payments of (pound)7 million made relating to the Jabil outsourcing arrangement.

ONEROUS CONTRACTS

         The balance remaining of (pound)6 million at June 30, 2003, represents an onerous lease contract which offers no economic value to the business as a result of its reduced size. Management expect that the remaining balance will be paid out in fiscal 2004.

EMPLOYEE SEVERANCE

    As a consequence of the objective to reduce the annual operating cost base, the Company recorded a charge of (pound)9 million during the three months ended June 30, 2003 associated with redundancy payments for approximately 300 employees. Management expects that the majority of the remaining balance of (pound)7 million at June 30, 2003, which covers approximately 200 further employees, will be paid out in fiscal 2004. In the three months ended June 30, 2002, the Company recorded a charge of (pound)39 million to reflect the charges associated with voluntary redundancy payments for approximately 1,800 employees, while cash payments of (pound)46 million were made in the same period.

SITE RATIONALIZATION

         The charge of (pound)4 million and (pound)12 million in respect of site rationalization in the three months ended June 30, 2003 and 2002 respectively, represents additional costs associated with closing and consolidating various sites around the world as part of the business restructuring. Cash payments of (pound)2 million and (pound)8 million were made in respect of these site closures and consolidations in the three months ended June 30, 2003 and 2002 respectively.

CONTRACTUAL COMMITMENTS AND OTHER RESTRUCTURING

         The balance of (pound)9 million at June 30, 2003 represents various other costs associated with the restructuring program. A charge of (pound)8 million was recorded in the three months ended June 30, 2002.

SYSTEMS IMPLEMENTATION

         During fiscal 2002 the Company planned to implement a new global information technology system. In light of the revised trading outlook and the continued focus on cost reduction, the implementation was terminated in fiscal 2003. At March 31, 2003 all liabilities with respect to the project were extinguished.

ADVISOR FEES

         The charge of (pound)42 million in respect of advisor fees for the three months ended June 30, 2003 represents charges from the Company's external advisors with respect to services rendered in the period related to the Financial Restructuring. Of the (pound)42 million charge in the period, (pound)13 million relates to costs which were prepaid at March 31, 2003. In addition, the Company now expects to incur approximately (pound)30 million of cash costs during fiscal 2004 in order to complete the implementation of the Financial Restructuring, (pound)22 million of which was paid out during the three months ended June 30, 2003. For the three months ended June 30, 2002, (pound)12 million was charged and payments of (pound)12 million made in respect of these services.

7. GOODWILL

         The changes in the carrying amount of goodwill for the three months ended June 30, 2003, are as follows:

                                                         ACCUMULATED
                                                  COST   AMORTIZATION   TOTAL
         (IN MILLIONS)                          (POUND)    (POUND)     (POUND)
         -------------                          -------    -------     ------
Balance at March 31, 2003....................    1,880     (1,223)      657
  Translation adjustment.....................       (6)        --        (6)

                                                ---------------------------
Balance at June 30, 2003.....................    1,874     (1,223)      651
                                                ===========================

8. INTANGIBLES

         The changes in the carrying amount of intangibles for the three months ended June 30, 2003, are as follows:

                                                         ACCUMULATED
                                                  COST   AMORTIZATION   TOTAL
         (IN MILLIONS)                          (POUND)    (POUND)     (POUND)
         -------------                          -------    ----------  ------
Balance at March 31, 2003....................     372       (271)       101
  Amortization expense.......................      --        (11)       (11)
                                                ---------------------------
Balance at June 30, 2003.....................     372       (282)        90
                                                ===========================

Intangible amortization expense based on June 30, 2003 intangibles for the next five years is expected to be:

(IN MILLIONS)                            (POUND)
-------------                            ------
Fiscal 2004............................   44
Fiscal 2005............................   44
Fiscal 2006............................    2

9. OTHER COMPREHENSIVE INCOME/(LOSS)

         Comprehensive income/(loss) represents the net income/(loss) for the period plus the results of certain shareholders equity/(deficit) changes that are not reflected in the condensed consolidated statements of operations.

                                                                               Three months ended June 30,
                                                                                   2003            2002
(IN MILLIONS)                                                                     (pound)         (pound)
                                                                                  ------          ------
OTHER COMPREHENSIVE INCOME:
Net income/(loss).............................................................     2,783            (321)
Other comprehensive income/(loss):
  Accumulated translation adjustments.........................................        (5)             13
  Unrealized gains on investments.............................................         2              --
                                                                                  ----------------------
Other comprehensive income/(loss).............................................     2,780            (308)
                                                                                  ======================

10. SEGMENT AND RELATED INFORMATION DISCLOSURES

         The Company's reportable segments have been determined based upon the nature of the products and services offered to its customers, are managed separately and are comprised of the following:

  - The Network Equipment segment develops, manufactures, sells and supports optical networks, transmission systems and network management software for customers in the carrier network market. It also provides to customers in the carrier network market a broad range of access products. In addition, it supplies customers in both the carrier and the enterprise network markets a broad range of high-performance, high-capacity broadband switches, which select paths for sending large amounts of voice and data traffic through a network.

  - The Network Services segment provides a broad range of support services worldwide to the communications industry and other large corporations, government departments and agencies, utilities and educational institutions, tailored to suit customers' needs. It supports both the Company's products and those of other network equipment manufacturers.

  - The Other segment contains the Company's other investments and businesses not included in other segments.

         Management refers to Network Equipment and Network Services in aggregate as the Core division and Other as the Capital division.

SEGMENTAL PERFORMANCE

         Revenues and operating profits are measured on a segmental basis in accordance with U.K. GAAP. Management uses the U.K. GAAP operating (loss)/profit before goodwill and intangible asset amortization, in-process research and development write-offs, U.K. GAAP exceptional items, gains and losses on business disposals and the impact of 50% or less owned affiliates as its measure of segment profitability. In the tables below, this measure is referred to as segmental operating loss.

         The following tables present the Company's revenues, operating
(loss)/income before central and head office costs, goodwill amortization and operating exceptional segmental items, and other financial data from the Company's reportable segments presented in accordance with U.K. GAAP and then reconciled to U.S. GAAP financial information consolidated totals:

ANALYSIS OF REPORTABLE SEGMENTS (U.K. GAAP)

                                                                                    SEGMENT
                                                                                   OPERATING
        THREE MONTHS ENDED JUNE 30, 2003                             REVENUES    (LOSS)/PROFIT
                  (IN MILLIONS)                                      (POUND)        (POUND)
------------------------------------------------                     -------        -------
Network Equipment..............................................         229          (37)
Network Services...............................................         138            6
Other/Capital..................................................          --           (5)
                                                                      -----          ---
Segment total -- U.K. GAAP.....................................         367          (36)
                                                                      =====          ===

                                                                                   SEGMENT
                                                                                  OPERATING
         THREE MONTHS ENDED JUNE 30, 2002                            REVENUES        LOSS
                   (IN MILLIONS)                                     (POUND)       (POUND)
------------------------------------------------                     -------       -------
Network Equipment..............................................         316          (96)
Network Services...............................................         194           (2)
Other/Capital (net of intra segment revenue of(pound)nil)......          23          (12)
Discontinued(1)................................................          59           --
                                                                        ---         ----
Segment total -- U.K. GAAP......................................        592         (110)
                                                                        ===         ====

 (1) For the three months ended June 30, 2002, the discontinued operations relates to the mobile segment.

ANALYSIS OF REVENUE BY PRODUCT (U.K. GAAP)

                                                                          THREE MONTHS ENDED
                                                                          ------------------
                                                                                JUNE 30,
                                                                          ------------------
                                                                           2003       2002
                                                                          ------     ------
                                                                          (POUND)    (POUND)
                                                                          -------    -------
Network Equipment:
Optical Networks.....................................................       85        134
BBRS.................................................................       28         38
European Access......................................................       44         59
North American Access................................................       25         25
Outside Plant & Power................................................       35         46
Other Network Equipment..............................................       12         14
                                                                           ---        ---
  Total..............................................................      229        316
                                                                           ---        ---
Network Services:
IC&M.................................................................       59         77
VAS..................................................................       79        117
                                                                           ---        ---
  Total..............................................................      138        194
                                                                           ---        ---
Total network equipment and network services revenues                      367        510
Total Other/Capital revenue..........................................       --         23
Total discontinued...................................................       --         59
                                                                           ---        ---
Total revenues.......................................................      367        592
                                                                           ===        ===

RECONCILIATION OF U.K. GAAP SEGMENTAL INFORMATION TO U.S. GAAP

Revenue

                                                                         THREE MONTHS ENDED
                                                                         ------------------
                                                                               JUNE 30,
                                                                         ------------------
                                                                          2003       2002
                                                                         ------     ------
                (IN MILLIONS)                                            (POUND)    (POUND)
-------------------------------------------------------------------      ------     ------
Revenue in accordance with U.K. GAAP...............................        367        592
Discontinued operations - mobile...................................         --        (59)
                                                                           ---        ---
Revenue in accordance with U.S. GAAP...............................        367        533
                                                                           ===        ===

Operating (loss)/income

                                                                2003       2002
                            (IN MILLIONS)                     (POUND)     (POUND)
---------------------------------------------------------     -------     -------
Segmental operating loss per U.K. GAAP ..................        (36)       (110)
  Amortization expense ..................................        (25)        (31)
  General corporate expenses ............................         (7)        (19)
  Share of associates operating loss ....................         (8)        (48)
  Operating exceptional items ...........................        (19)        (85)
                                                               -----------------
U.K. GAAP operating loss ................................        (95)       (293)
  Joint ventures and associates operating loss ..........          8          48
  U.K. GAAP operating loss of U.S. GAAP discontinued
   operations ...........................................          4          18
U.S. GAAP adjustments:
  Share option plans ....................................         (1)         (4)
  Pension and other post-retirement benefits ............         (4)          3
  Intangible asset amortization .........................         14          20
  Restructuring costs ...................................        (26)         (4)
  Foreign exchange transaction gains ....................         46          --
  Other .................................................         (4)         13
                                                               -----------------
U.S. GAAP operating loss ................................        (58)       (199)
  Gain on settlement of equity forward contract .........        123          --
  Gain on extinguishment of liabilities .................      2,695          --
  Impairment of investments .............................         --         (30)
  Interest income .......................................          5          21
  Interest expense ......................................        (10)        (72)
                                                               -----------------
U.S. GAAP income/(loss) from continuing operations before
  income taxes ..........................................      2,755        (280)
                                                               =================

U.K. -- U.S. GAAP ADJUSTMENTS

     With the exception of the items below, a description of the significant U.K. GAAP to U.S. GAAP adjustments as they relate to segment information is provided in note 9, Segment and related information disclosures in the Form 20-F for the year ended March 31, 2003.

GAIN ON EQUITY FORWARD CONTRACT:

     At March 31, 2003, the Company recognized a gain under U.K. GAAP of (pound)123 million upon settlement of an equity forward contract related to the ESOP in place at that time. This gain was not recognized at March 31, 2003 under U.S. GAAP because settlement was conditional on the Financial Restructuring becoming effective on May 19, 2003. The Company paid (pound)35 million in cash to the ESOP derivative banks to settle the Company's liability as recorded in the consolidated balance sheet of March 31, 2003. The resulting gain, arising on the release of this liability, of (pound)123 million is reflected in the statement of operations for the first quarter of fiscal 2004.

GAIN ON EXTINGUISHMENT OF LIABILITIES:

         As described in note 2, the Company recognized a gain of approximately (pound)3.2 billion on May 19, 2003, the date on which the Financial Restructuring was completed, of which approximately (pound)2.7 billion was recorded in the consolidated statement of operations and approximately (pound)0.5 billion was recorded in shareholders' equity/(deficit). This gain represented the excess of the approximately (pound)4.8 billion of creditors' claims extinguished over the fair value, less issuance costs, of the cash, new debt, and new equity issued in consideration. Under U.K. GAAP, the consideration for the shares issued in connection with the Financial Restructuring was treated as equal to the excess of the creditor's claims extinguished over the cash and new debt issued. Accordingly, all of the gain was recorded in shareholders' equity/(deficit).

FOREIGN EXCHANGE TRANSACTION GAINS

         The aggregate gain recognized under U.K. GAAP differed from that under U.S. GAAP because the former was computed using foreign exchange rates established by the terms of the Scheme of Arrangement whereas under U.S. GAAP the foreign exchange rate on May 19, 2003 was used.

MAJOR CUSTOMERS

     For the three months ended June 30, 2003 and 2002, the Company had one customer, British Telecommunications plc ("BT") that accounted for 20% and 15% of revenues, respectively.

11. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

     The Company is subject to the legal proceedings set out in note 10, Commitments and Contingencies of the annual report on Form 20-F for the year ended March 31, 2003. There have been no material developments in these legal proceedings for the three months ended June 30, 2003 nor has there been a material new legal proceeding that has arisen in this period.

     The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these claims is currently not determinable, the Company does not expect the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

THIRD PARTY GUARANTEES

     The Company has the following major types of guarantees that are subject to the disclosure requirements of FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

FINANCIAL AND OTHER GUARANTEES

     The Company and various of its subsidiaries have undertaken, in the normal course of business, to provide support to the joint ventures of the Company, to meet their liabilities. These undertakings contain financial guarantees. A payment under these undertakings would be required in the event of any of the joint ventures being unable to pay its liabilities. Payment of this funding would be required if requested by the joint ventures in accordance with the funding agreements. The potential amount of future payments which the Company may be required to make under these guarantees is (pound)10 million.

     Other guarantees relate primarily to financial standby letters of credit, irrevocable undertakings to guarantee payment of a specified financial obligation. The maximum potential amount of future payments which may be required to be made by the Company under these guarantees is (pound)72 million.

ASSET REPURCHASE OBLIGATIONS

     An information technology outsourcing agreement was signed with Computer Sciences Corporation International Systems Management Inc. ("CSC") in May 2003. Under the terms of the agreement, property, plant and equipment with an approximate book value of (pound)17 million and 420 employees were transferred to CSC in exchange for cash proceeds of (pound)26 million. In addition to the transfer of employees, Marconi has novated existing service and maintenance contracts to CSC.

The IT service contract is for a period of 10 years with a right to terminate without cause, but subject to a number of penalties, after 2 years and contains an obligation for Marconi to repurchase at fair value the assets with which CSC is providing the service at such time that the contract ceases. This obligation to purchase the assets cannot be quantified until such time that notice to terminate has been given and a contract cessation date is known. Consequently, this obligation has not been quantified at June 30, 2003.

PRODUCT WARRANTY RESERVES

     The following information is provided with respect to product warranty reserves included in accounts payable and other liabilities:

                                                                   EFFECT OF
                                           CHANGE TO               EXCHANGE
                               MARCH 31,    OPENING    ADDITIONS     RATE                    JUNE 30,
        DESCRIPTION              2003       RESERVE   /(RELEASE)   CHANGES     UTILIZATION    2003
        -----------            (POUND)      (POUND)     (POUND)     (POUND)      (POUND)     (POUND)
                            ------------   --------   ----------  ---------    ------------  --------
     (IN MILLIONS)
                            ----------------------------------------------------------------------------
Warranty reserve.........         43           1           4          --           (5)          43
                            ----------------------------------------------------------------------------

As of June 30, 2003, the fair value of the Company's guarantees that were issued or modified after December 31, 2002 were not material.

12. DISCONTINUED OPERATIONS

     Discontinued operations relate to the mobile segment. The Company established a formal plan for the disposal of the various businesses comprising the mobile segment during fiscal 2002.

     Net assets and liabilities of discontinued operations at June 30, 2003 and March 31, 2003 are comprised of the following:

                                                                                        June 30,       March 31,
                                                                                          2003          2003
                                                                                         (pound)       (pound)
(IN MILLIONS)                                                                           --------       ---------
ASSETS:
  Cash and cash equivalents.......................................................           2             2
  Accounts receivable.............................................................           2             2
                                                                                           -----------------
    Total current assets..........................................................           4             4
                                                                                           -----------------

  Accounts payable................................................................          10            10
  Accrued expenses and other liabilities..........................................           7             6
                                                                                           -----------------
    Total current liabilities.....................................................          17            16
                                                                                           -----------------
                                                                                           =================
Net liabilities of discontinued operations........................................         (13)          (12)
                                                                                           =================

13. SHAREHOLDER'S EQUITY

     Holders of ordinary shares in Marconi Corporation plc are entitled to one vote per share on matters to be voted on by the shareholders, and to receive dividends when and as declared by the Board of Directors. Shareholders are entitled to certain pre-emptive rights but have no subscription, redemption or conversion privileges. The ordinary shares do not have cumulative voting rights. The rights, preferences and privileges of holders of ordinary shares are subject to the rights of the holders of shares of any series of preferred shares issued or that may be issued in the future.

14. RELATED PARTY TRANSACTIONS

     The table below provides details of the revenues and purchases that the Company and its subsidiaries had with equity investments, joint ventures and associates, which are not consolidated, during the three months ended June 30, 2003 and 2002. It also provides details of the receivable and payable balances with these equity investments, joint ventures and associates as at June 30, 2003 and March 31, 2003. All transactions are in the ordinary course of business.

          (IN MILLIONS)
----------------------------------
 THREE MONTHS ENDED JUNE 30, 2003       (POUND)
----------------------------------      -------
STATEMENT OF OPERATIONS:
Revenues...........................        8
Purchases..........................       --

           AT JUNE 30, 2003             (POUND)
----------------------------------      -------
BALANCE SHEET:
Trade receivables..................        28
Trade payables.....................        (9)
Other receivables..................        --
Other payables.....................        --


        (IN MILLIONS)
--------------------------------
THREE MONTHS ENDED JUNE 30, 2002         (POUND)
--------------------------------         -------
STATEMENT OF OPERATIONS:
Revenues........................            8
Purchases.......................           --

      AT MARCH 31, 2003                 (POUND)
-----------------------------           ------
BALANCE SHEET:
Trade receivables............              26
Trade payables...............              (9)
Other receivables............             ---
Other payables...............            (403)

15. SUBSEQUENT EVENTS

Easynet

     On July 4, 2003, the Company announced that it had successfully completed the sale of 36,135,948 ordinary shares in Easynet Group plc ("Easynet") at a price of 112 pence per share. This transaction raised (pound)40.5 million before expenses and reduced the Company's stake in Easynet to 40%.

Sale of UMTS

     On July 17, 2003, the Company announced that it had completed the sale of its remaining non-core mobile communications subsidiary, Marconi Mobile Access SpA (also known as UMTS) to Finmeccanica SpA. Marconi agreed to capitalize the business with approximately (euro) 6 million (approximately (pound)4 million) prior to disposal.

Settlement of disposal of Strategic Communications subsidiary

     In a separate agreement, announced on July 17, 2003, Finmeccanica agreed to release approximately (euro) 12 million (approximately (pound)9 million) retained against the purchase price and held in an escrow account following its purchase of Marconi's Strategic Communications subsidiary in August 2002. These monies were transferred to the mandatory redemption escrow account ("MREA") pursuant to the terms of our Junior and Senior Notes. Following the transfer of these funds, the balance in the MREA account exceeded the redemption threshold of U.S.$30 million, thereby triggering a mandatory partial redemption of the Junior Notes. We issued a notification of redemption to holders of the Junior Notes on July 17, 2003. As a result, approximately U.S.$66 million ((pound)41 million) of the Junior Notes were redeemed on July 31, 2003, at a cost of 110% plus three months' accrued interest, thereby reducing the principal amount of Junior Notes outstanding to approximately U.S.$421 million.

Early debt repayment

     On July 15, 2003, the Company made the first interest payment due on its Senior Notes of approximately U.S.$12 million (approximately (pound)7 million) and elected to make the first interest payment due on the Junior Notes on July 31, 2003 in cash. The payment of interest accrued on the new Senior and Junior Notes became due after June 30, 2003. Following the redemption above, the quarterly interest payment on the remaining Junior Notes was approximately $10.5 million (approximately (pound)6.5 million).

SALE OF INTEREST IN GAMMA TELECOMS HOLDING LIMITED

     On August 20, 2003, the Company sold its entire stake of 2,249,000 shares in Gamma Telecom Holdings Ltd for approximately (pound)5.6 million. In accordance with the provisions of the new Junior and Senior Notes, transaction costs and certain related liabilities can be deducted, and, as a result, net proceeds of approximately (pound)4 million will be transferred to the Company's MREA. This will be used in due course to fund a further partial redemption of the Junior Notes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         This discussion and analysis should be read in conjunction with "Risk Factors", our condensed consolidated financial statements and related notes appearing elsewhere in this Form 6-K and our Form 20-F filed on June 27, 2003 with the Securities and Exchange Commission. Since the completion of our Financial Restructuring on May 19, 2003, Marconi Corporation plc has replaced Marconi plc as the parent company of our Group and our Group now consists of Marconi Corporation plc and its subsidiaries. Marconi plc is no longer a member of our group.

                           FORWARD LOOKING STATEMENTS

         This Quarterly report on Form 6-K, including this Operating and Financial Review and Prospects includes forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial performance and condition as well as for our plans and objectives for our business operations and financial performance and conditions. You can identify these statements by words such as "aim", "anticipate", "assume", "believe", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "positioned", "should", "target", "will", "would", and other similar expressions which are predictions of or indicate future events and future trends. These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance and condition or achievements to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include, but are not limited to, the risks described under "Risk Factors".

                                    OVERVIEW

         We are a focused multi-regional provider of telecommunications equipment and services, which we supply to major telecommunications network operators and selected government agencies and large enterprises worldwide. Conditions in the telecommunications equipment and services markets remained very tough throughout the first quarter of fiscal 2004, as we expected. Our customers continued to maintain stringent controls on capital expenditure and have generally directed spend away from core optical networks where they seek to optimize existing inventory towards the deployment of new broadband access networks. Total revenues of (pound)367 million in the first quarter of fiscal 2004 declined 31% as compared to the first quarter of fiscal 2003 and 14% on a sequential basis compared to the fourth quarter of fiscal 2003.

         Despite this difficult market backdrop, we continued to record significant business wins during the first quarter of fiscal 2004. These wins included the renewal of two frame contracts for a further two years for the supply of next generation SDH and DWDM with Telecom Italia, a new frame contract for next generation SDH and DWDM with Telstra (Australia) and the sale of the our recently launched SoftSwitch platform to Kingston and Jersey Telecom (U.K.). Since June 30, 2003, we have also announced the award of a new 3-year frame contract with BT for the supply of our Access Hub product, as well as an Access Hub win with Travekom, a local network operator in Germany, and a contract with Echostar Communications Corporation in the U.S. for the supply of BBRS equipment and software, including our ASX-4000 40Gbps switch-router.

         We continue to focus on and make good progress in our cost reduction initiatives. Gross margin of 23.4% of total revenues in the first quarter of fiscal 2004 increased from 15.6% of total revenues in the first quarter of fiscal 2003, while operating expenses of (pound)144 million or 39.2% of total revenues in the first quarter of fiscal 2004 have been reduced by approximately (pound)138 million or 48.9% from (pound)282 million or 52.9% of total revenues in the first quarter of fiscal 2003. In addition, operating losses in the Other segment of (pound)5 million in the first quarter of fiscal 2004 decreased (pound)7 million or 58.3% from (pound)12 million in the first quarter in fiscal 2003. This improvement has been driven primarily by the disposal of loss making non-core businesses, including Marconi Applied Technologies, in July 2002.

         At June 30, 2003, our total cash balance (including restricted cash) totaled (pound)786 million, a decrease of (pound)370 million as compared with (pound)1,156 million at March 31, 2003. We had significant cash outflows in the first quarter of fiscal 2004 of (pound)340 million and (pound)35 million related to the completion of our Financial Restructuring on May 19, 2003 and the settlement with our ESOP derivative banks, respectively. The (pound)340 million outflow represented a distribution of cash to scheme creditors under our scheme of arrangement. Partially offsetting these cash outflows were (pound)26 million of proceeds from our IT outsourcing agreement with CSC that we announced in June 2003.

         As discussed above, market conditions remain very tough and we continue to plan our cost base assuming that market volumes and our total revenues in fiscal 2004 will be lower than total fiscal 2003 levels. We continue to take a cautious view of the near-term business environment and we do not expect to see a significant recovery in revenues in the second quarter of fiscal 2004. We believe, however, that many of our major customers, particularly in Europe, are now close to reaching maintenance levels of capital expenditure on network equipment and services and this should lead to flat to slightly increased sales in the second quarter of fiscal 2004 as compared with the first quarter of fiscal 2004. In this scenario and based on our current action plans, we believe that we can realize sufficient cost savings during the second quarter of fiscal 2004 to record progress towards achieving our gross margin targets and improving our overall operational performance.

         We continue to focus on cost reduction and cash generation initiatives in order to achieve our previously disclosed financial targets: i) to increase gross margin as a percent of revenues by March 31, 2004; ii) to reduce the operating cost run-rate by March 31, 2004; and iii) to generate a positive operating cash inflow for fiscal 2004 through improvements in operating performance and some contribution from working capital. Once we have achieved our current gross margin and operating cost run-rate targets, we will require annual sales of approximately (pound)1.5 billion in order to break even at an operating (EBITA) level.

         We also confirm, as previously disclosed, that we expect total cash outflows of approximately (pound)100 million during fiscal 2004 in relation to our ongoing operational restructuring. Approximately half of this amount will result from settling obligations accrued at March 31, 2003 relative to onerous leases and the reorganization of our manufacturing operations. In addition, we now expect cash outflows of approximately (pound)30 million in fiscal 2004 to complete the implementation of our Financial Restructuring, (pound)22 million of which we paid in the first quarter of fiscal 2004.

          We announced on July 4, 2003 that we had successfully completed the sale of 36,135,948 ordinary shares in Easynet Group Plc (Easynet) at a price of 112 pence per share. This transaction raised (pound)40.5 million before expenses and reduced our economic stake in Easynet to 40%. Also, we announced on July 17, 2003 that we had completed the sale of our remaining non-core mobile communications subsidiary, Marconi Mobile Access SpA (also known as UMTS) to Finmeccanica SpA. See additional discussion in liquidity and capital resources section.

          We continue to perform ahead of our cash generation plans partly as a result of disposal proceeds noted above but also due to higher than anticipated contribution from working capital. As a result, the Board has approved the payment in cash of the next interest payment due on the Junior Notes on October 31, 2003. In accordance with the terms of the Notes, this second consecutive quarterly cash interest payment will enable us to proceed with market repurchases, thus facilitating early paydown of the Junior Notes. No definitive plans are in place today with regards to timing of any repurchases, which will be dependent on market conditions.



                              BASIS OF PRESENTATION

         Our condensed consolidated financial statements for the three months ended June 30, 2003 and 2002 included in this report on Form 6-K have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The discussion and analysis below of our consolidated results of operations and financial condition are based upon these financial statements.

         The requirements of U.S. GAAP applied to our group have resulted in us preparing our discussion and analysis of segment results using information prepared in accordance with generally accepted accounting principles in the United Kingdom (U.K. GAAP). The U.S. Financial Accounting Standards Board standard - Statement of Financial Accounting Standards No. 131 - Disclosure about Segments of an Enterprise and Related Information requires us to determine and review our segments as reflected in the management information systems reports that our managers use in making decisions. As we are an English company and we prepare our consolidated statutory financial statements under U.K. GAAP, our chief operating decision-maker evaluates our segment performance using U.K. GAAP measures. Therefore, we have presented our discussion and analysis of segment revenues and operating (loss)/profit below based upon information prepared in accordance with U.K. GAAP. In addition, our financial targets are determined in accordance with U.K. GAAP. Therefore, where we make reference to our previously disclosed financial targets, including our operating cost run-rate, we are referring to U.K. GAAP measures.

         During the period to June 30, 2003, we divided our continuing operations into three separate segments: Network Equipment, Network Services and Other as follows:

- The Network Equipment segment, which comprises Optical Networks, Broadband Routing and Switching (BBRS), European Access, North American Access, Outside Plant & Power (OPP) and Other Network Equipment;

- The Network Services segment, which comprises Installation, Commissioning & Maintenance (IC&M) and Value-Added Services (VAS); and

- Other, which comprises mainly businesses that we manage for value and ultimately for disposal.

         In connection with our financial restructuring, we have commenced the process of adopting a new reporting structure that segments our businesses along geographical lines. Commencing with the fiscal quarter ending September 30, 2003, we will report the results of the Network Equipment and Network Services operations of our businesses based in Europe and the rest of the world other than the U.S. separately from the results of our Network Equipment and Network Services businesses based in the U.S. as follows:

- the U.S. businesses segment, which comprises the equipment and services activities of the Group's U.S. based Broadband Routing and Switching
     (BBRS), Outside Plant & Power (OPP) and North American Access (NAA) (irrespective of the country of destination of these revenues);

- the Europe and the Rest of the World (Europe/RoW) businesses segment, which comprises Optical Networks, Access Networks (formerly European Access), Other Network Equipment and Network Services (irrespective of the country of destination of these revenues); and

- Capital, which comprises mainly businesses that we manage for value and ultimately for disposal.

         Our new segmentation is connected with the contractual separation or "ring-fencing" of our U.S. based businesses that we implemented as part of our financial restructuring. Our Capital segment will remain essentially unchanged but we will refer to it as our Other segment. In fiscal 2004, commencing with the quarter ending September 30, 2003, we will reflect segment information on both the new and old bases, as it is impracticable for us to restate prior period information.

         While we have not finished adopting the new segment financial reporting, we have provided an additional analysis of our revenues for the first quarter of fiscal 2004 compared to the first quarter of 2003 based on the planned new reporting structure.

         As previously disclosed, commencing with the quarter ending September 30, 2003, we will provide additional disclosure in respect of the businesses that make up our North American Ring Fence (NARF). The U.S. businesses mentioned above are the main components of the NARF.

                      RESULTS OF OPERATIONS - CONSOLIDATED

         The following table presents our results of operations for the three months ended June 30, 2003 and 2002 prepared in accordance with U.S. GAAP.

                                                          2003                    2002
                                                  ---------------------   ---------------------
                                                                 % OF                    % OF
                                                  (POUND)      REVENUES   (POUND)      REVENUES
                                                  -------      --------   -------      --------
(IN MILLIONS)
Revenues:
Network Equipment ...........................        229                     316
Network Services ............................        138                     194
Other .......................................         --                      23
                                                   -----                    ----
                                                     367                     533
Direct costs ................................        281         76.6%       450         84.4%
                                                   -----                    ----
Gross margin ................................         86         23.4%        83         15.6%
Selling, general and administrative .........         71         19.3%       121         22.6%
Research and development ....................         53         14.4%        92         17.3%
Amortization of intangibles .................         11          3.0%        11          2.1%
Business restructuring charges ..............         55         15.0%        71         13.3%
Gain on sale of fixed assets and investments.         --           --        (13)        -2.4%
Other income ................................        (46)       -12.5%        --           --
                                                   -----                    ----
Total operating expenses ....................        144         39.2%       282         52.9%
                                                   -----                    ----
Operating loss ..............................        (58)       -15.8%      (199)       -37.3%
Other income (expense):
 Gain on equity forward exchange contract ...        123         33.5%        --           --
 Gain on extinguishment of liabilities ......      2,695        734.3%        --           --
  Impairment of investments .................         --                     (30)        -5.6%
  Interest income ...........................          5          1.4%        21          3.9%
  Interest expense ..........................        (10)        -2.7%       (72)       -13.5%
                                                   -----                    ----
  Income (loss) from continuing operations
   before income taxes ......................      2,755        750.7%      (280)       -52.5%
Income tax benefit ..........................         23          6.2%         5          0.9%
Equity in net loss of affiliates ............         --           --        (26)        -4.9%
                                                   -----                    ----
Income (loss) from continuing operations ....      2,778        756.9%      (301)       -56.5%
Gain on sale of discontinued operations .....          9          2.5%        --           --
Loss from discontinued operations ...........         (4)        -1.1%       (20)        -3.7%
                                                   -----                    ----
Net income (loss) ...........................      2,783        758.3%      (321)       -60.2%
                                                   =====                    ====

REVENUES

         The following table sets forth our revenues by geographical region of destination for the three months ended June 30, 2003 and 2002 as reported under U.S. GAAP:

                                                        2003                     2002
                                                 -------------------     ---------------------
                                                              % OF                      % OF
               (IN MILLIONS)                     (POUND)    REVENUES     (POUND)      REVENUES
                                                 -------    --------     -------      --------
United Kingdom..............................       111        30.2%        133          25.0%
Italy.......................................        34         9.3%         52           9.8%
Germany.....................................        36         9.8%         38           7.1%
Other.......................................        39        10.6%         75          14.1%
                                                   ---                     ---
 Total Europe, Middle East and Africa (EMEA)       220        59.9%        298          56.0%
North America...............................       111        30.2%        161          30.1%
Central and Latin America (CALA)............         9         2.5%         25           4.7%
                                                   ---                     ---
 Total Americas.............................       120        32.7%        186          34.8%
Asia-Pacific (APAC).........................        27         7.4%         49           9.2%
                                                   ---                     ---
 Total revenues.............................       367       100.0%        533         100.0%
                                                   ===                     ===

         Total revenues of (pound)367 million in the first quarter of fiscal 2004 reflected a decrease of (pound)166 million or 31.1% as compared with (pound)533 million in the first quarter of fiscal 2003. Capital expenditures by our main incumbent telecommunications customers were lower in the first quarter of fiscal 2004 as compared with the first quarter of fiscal 2003 and spending by second operators was significantly reduced, leading to sales declines across all major geographic regions in the first quarter of fiscal 2004 as compared with the first quarter of fiscal 2003.

         Revenues in EMEA, of (pound)220 million, represented approximately 59.9% of our total revenues in the first quarter of fiscal 2004 as compared with revenues of (pound)298 million or 56.0% of total revenues in the first quarter of fiscal 2003.

         Revenues in the U.K., of (pound)111 million, decreased by (pound)22 million or 16.5% in the first quarter of fiscal 2004 as compared with (pound)133 million in the first quarter of fiscal 2003. Of this decrease, (pound)7 million related to Marconi Applied Technologies, which was disposed of in July, 2002 and (pound)5 million related to BT, our largest customer, as BT focused its reduced capital spend on the accelerated deployment of its broadband access network and supporting technologies to the detriment of spend in other areas, particularly Optical Networks. We have not participated in BT's initial broadband access deployment to date but we expect to begin to benefit later in fiscal 2004 from our recently announced 3 year frame contract for the supply of BT's next generation multi-access service nodes (Access Hub) to BT. The balance of the reduction in revenues in the U.K. related to the general decline in demand from second operators despite a number of our second operator customers now emerging from financial restructuring processes.

         Revenues in Italy, of (pound)34 million, decreased by (pound)18 million or 34.6% in the first quarter of fiscal 2004 as compared with (pound)52 million in the first quarter of fiscal 2003. The majority of this reduction related to the timing and nature of network build projects with two significant customers, Omnitel and Wind. Sales to these customers during the first quarter of fiscal 2004 were focused on activities to in-fill and increase the efficiency of existing network circuits as opposed to the initial network build, which occurred during fiscal 2003. These declines were partially offset by modest growth in sales to Telecom Italia as we continue the successful rollout of our Access Hub platform to support this customer's broadband access network build.

         Revenues in Germany, of (pound)36 million, in the first quarter of fiscal 2004 were relatively stable as compared with (pound)38 million in the first quarter of fiscal 2003. The first fiscal quarter is typically a seasonally low quarter for sales to D2 Vodafone, one of our largest German customers, and conditions in the German market remain depressed as a result of continued delays to GSM upgrade and 3G network build projects.

         Revenues in the other countries of the EMEA region, of (pound)39 million, decreased (pound)36 million or 48.0% in the first quarter of fiscal 2004 as compared with (pound)75 million in the first quarter of fiscal 2003. Almost half of this reduction occurred in the Middle East, which resulted from the completion of a key phase of a long-term service contract in Saudi Arabia in fiscal 2003 and a general slowdown in customer spend in the region following the recent war in Iraq. An additional (pound)6 million of the decline was mainly due to the disposal of our South African legacy operations, which was completed in December 2002. The balance of the reduction in revenues was mainly a result of the significantly reduced levels of sales through indirect channel partners such as Ericsson and Nokia, as well as further reductions in capital expenditure by European second operators.

         Revenues in North America of (pound)111 million or 30.2% of our total revenues in the first quarter of fiscal 2004, decreased (pound)50 million or 31.1% as compared with (pound)161 million or 30.1% of revenues in the first quarter of fiscal 2003. Of this decline, (pound)10 million related to the disposal of the Group's SMS subsidiary, which we completed in December 2002. The other main drivers of the decline were the continued constraints on capital expenditure by major U.S. service providers, which negatively affected the level of sales in OPP and to a lesser extent in BBRS as compared with the first quarter of fiscal 2003, as well as continued weakness in the market for wireless software and services, which led to lower sales of Value Added Services in North America during the first quarter of fiscal 2004.

         Revenues in Central and Latin America (CALA) of (pound)9 million or 2.5% of our total revenues in the first quarter of fiscal 2004, decreased (pound)16 million or 64.0% as compared with (pound)25 million or 4.7% of revenues in the first quarter of fiscal 2003. This decline reflects the significant reductions in capital expenditure amongst all network operator customers in the region, which have been compounded over recent periods by political and macro-economic issues and affected all our activities in the region: Optical Networks, Access Networks and OPP.

         Revenues in Asia Pacific (APAC) of (pound)27 million or 7.4% of our total revenues in the first quarter of fiscal 2004, decreased (pound)22 million or 44.9% as compared with (pound)49 million or 9.2% total revenues in the first quarter of fiscal 2003. The business environment remains particularly difficult in China where equipment sales to Railcom and Unicom have reduced significantly in the current year period as compared with the comparative period, partly due to recent limited mobility in the region as a result of the SARS virus and also as a result of significant pricing pressure throughout the region. Revenues in Australia in the first quarter of fiscal 2004 were also lower than in the comparative prior year period despite continued strength in sales to our main incumbent operator, Telstra, following our recent Optical Networks win. These lower revenues were due to the deployment of an optical network for second operator, IP1, that we completed during fiscal 2003.

         The net impact of foreign exchange translation movements on our revenues during the first quarter of fiscal 2004 was not material as adverse movements against the U.S. dollar were offset by gains against the euro.

         BT remains our largest customer and accounted for 20% and 15% of our total revenues in the first quarter of fiscal 2004 and 2003, respectively.

GROSS MARGIN

         Gross margin of (pound)86 million or 23.4% of revenues in the first quarter of fiscal 2004 increased (pound)3 million or 3.6% as compared with (pound)83 million or 15.6% of revenues in the first quarter of fiscal 2003. The increase in gross margin resulted from cost reductions in both the Network Equipment and Network Services segments, partially offset by lower sales volumes and continued pricing pressures. In the Network Equipment segment, the reduction in cost of sales was largely driven by the decline in sales volumes and the achievement of substantial cost savings in both our European supply chain and U.S. manufacturing operations. Cost savings were also generated through procurement initiatives with our key suppliers, asset disposals, site rationalizations and warehouse closures. In Network Services, the reduction in cost of sales was largely achieved through headcount reductions as we continued to target increasing efficiencies and optimizing recoveries in our field forces, in line with the continued decline in sales volumes. Also, during the first quarter of fiscal 2004, we released a provision of (pound)5 million following a reassessment of our outsourcing arrangements with Jabil.

OPERATING EXPENSES

         Operating cost reduction has remained a key focus of our strategy during the first quarter of fiscal 2004 as we continue to make progress towards reducing our annualized operating cost run-rate. By June 30, 2003, the run-rate for the total Network Equipment and Network Services segments had been reduced as compared to the run-rate at March 31, 2003.

         Total operating expenses of (pound)144 million or 39.2% of revenues in the first quarter of fiscal 2004 decreased (pound)138 or 48.9% as compared with (pound)282 million or 52.9% of revenues in the first quarter of fiscal 2003 with reductions achieved in all expense line items. Operating expenses in the first quarter of fiscal 2004, included operating expenses of (pound)5 million incurred by our other/capital businesses relating mainly to our UMTS subsidiary, the disposal of which we completed in July 2003, as compared with (pound)20 million in the first quarter of fiscal 2003, which was related mainly to operating expenses incurred by disposed businesses, Marconi Applied Technologies and our Tetra and UMTS mobile subsidiaries.

Selling, general and administrative expenses

         Selling, general and administrative expenses of (pound)71 million or 19.3% of revenue in the first quarter of fiscal 2004, decreased (pound)50 million or 41.0% compared to (pound)121 million or 22.6% of revenue in the first quarter of fiscal 2003. We have achieved significant savings through a program of focused headcount reductions, organizational consolidation and rationalization, site rationalization (including closure of sales offices worldwide and relocation of our U.K. head office) and reduced spend on professional fees incurred in the normal course of business.

Research and Development

         R&D expenditures of (pound)53 million or 14.4% of revenue in the first quarter of fiscal 2004 decreased (pound)39 million or 42.4% as compared to (pound)92 million or 17.3% of revenues in the first quarter of fiscal 2003. We achieved cost savings mainly through headcount reductions and initiatives to significantly rationalize, consolidate and close research and development centers around the world. Other factors contributing to the overall reduction in R&D expenditures included lower levels of spend on third party sub contractors and materials and a reduced level of depreciation due to lower levels of capital expenditure and the write down of development and test models relating mainly to well established or discontinued product lines.

         We have continued to focus the majority of our R&D investment in three main product areas: Optical Networks, Access Networks and BBRS and, in aggregate, spend in these three areas accounted for almost three quarters of our R&D expenditures during the first quarter of fiscal 2004. Approximately (pound)4 million of R&D expenditures in the first quarter of fiscal 2004 were incurred by our UMTS subsidiary, which we disposed of in July 2003.

         Optical Networks represented 35% of R&D spend in the first quarter of fiscal 2004 as compared with 32% of R&D spend in the first quarter of fiscal 2003. Major recent programs include the development and launch of our high capacity optical core switch platform (MSH2K). In the regional metro network, we continue to invest in next generation SDH including the introduction of its successful MSH64c product and the soon to be launched new SMA 16-64 product range. Our continued investment in DWDM was focused on modularization and simplifying our existing platforms for core and metro applications. We also launched further upgrades to the network management software. Since June 30, 2002, we have withdrawn from the US Optical Networks market (SONET product).

         R&D investment in Access Networks remains focused on our multi-service access node (Access Hub), the Softswitch and continued enhancements to our fixed wireless access product ranges. While the absolute amount of spend in Access Network has decreased since the first quarter of fiscal 2003 as a result of the reduction in spend on legacy access product lines, the proportion as a percent of overall R&D spend remains significant at 19% of R&D spend, which is consistent with 19% of R&D spend in the first quarter of fiscal 2003.

         BBRS represented 17% of R&D spend during the first quarter of fiscal 2004 as compared with 21% of R&D spend in the first quarter of fiscal 2003. We have achieved significant cost savings in this area mainly as a result of headcount reductions. Almost half of the R&D spend in the first quarter of fiscal 2004 related to further enhancements to our latest multi-service core switch router, the BXR. We are seeking to leverage our own R&D spend in this field by establishing partnerships in order to complement our own technology initiatives. In May 2003, we announced the launch of the BXR-5000, 160 Gbps multi-service switch router following the creation of one such technology partnership with IP-routing specialist firm, Laurel Networks.

Amortization of intangibles

         Intangible asset amortization expense of (pound)11 million or 3.0% of revenues in the first quarter of fiscal 2004 was flat as compared with intangible assets amortization expense of (pound)11 million or 2.1% of revenues in the first quarter of fiscal 2003.

Business restructuring charges

         Business restructuring charges of (pound)55 million or 15.0% of revenues in the first quarter of fiscal 2004 decreased (pound)16 million or 22.5% as compared to (pound)71 million or 13.3% of revenues in the first quarter of fiscal 2003. Of the (pound)55 million amount recorded in the first quarter of fiscal 2004, (pound)9 million related to employee severance, (pound)4 million to site rationalization and (pound)42 million to advisor fees incurred and accrued to complete our financial restructuring. Of the (pound)71 million amount recorded in the first quarter of fiscal 2003, (pound)39 million related to employee severance, (pound)12 million to site rationalization, (pound)8 million to contractual commitments and other restructuring and (pound)12 million to advisor fees incurred and accrued to complete our financial restructuring.

         The following table summarizes the activity relative to business restructuring charges reflected as charges to operating expenses in the first quarter of fiscal 2004 and 2003 and the balances remaining in accrued expenses and other liabilities at June 30, 2003 and June 30, 2002, respectively:

                                        BALANCE AT       CHARGED IN                                 BALANCE AT
                                         MARCH 31,     FIRST QUARTER        NET CASH    NON CASH     JUNE 30,
         (IN MILLIONS)                     2003        OF FISCAL 2004       PAYMENTS    MOVEMENTS      2003
--------------------------------       -----------     --------------       --------    ---------   -----------
                                         (POUND)          (POUND)           (POUND)      (POUND)      (POUND)
Business restructuring costs:
  Employee severance.............           10                9               (12)          -            7
  Site rationalization...........           46                4                (2)          -           48
  Contractual commitments and other
     restructuring...............            3                -                 -           -            3
  Advisor fees...................            1               42               (22)        (13)           8
                                            --------------------------------------------------------------
     Total.......................           60               55               (36)        (13)          66
                                            ==============================================================

                                        BALANCE AT       CHARGED IN                                 BALANCE AT
                                         MARCH 31,     FIRST QUARTER        NET CASH    NON CASH     JUNE 30,
         (IN MILLIONS)                     2002        OF FISCAL 2003       PAYMENTS    MOVEMENTS      2002
--------------------------------       -----------     --------------       --------    ---------   -----------
                                         (POUND)          (POUND)           (POUND)      (POUND)      (POUND)
 Business restructuring costs:
   Employee severance.............          30               39               (46)          -           23
   Site rationalization...........          40               12                (8)          -           44
   Contractual commitments and other
      restructuring...............          13                8                 -           -           21
   Systems implementation.........          24                -                (4)          -           20
   Advisor fees...................           -               12               (12)          -            -
                                           ---------------------------------------------------------------
      Total.......................         107               71               (70)          -          108
                                           ===============================================================

- Employee severance

         As a consequence of our objective to further reduce our annual operating cost base, we recorded charges of (pound)9 million and (pound)39 million associated with redundancy payments for approximately 300 and 1,800 employees, respectively, during the first quarters of fiscal 2004 and 2003, respectively. We made cash payments of (pound)12 million and (pound)46 million in the first quarters of fiscal 2004 and 2003, respectively. We expect to make cash payments in fiscal 2004 with respect to the majority of the unused charged amount remaining at June 30, 2003 which relates to approximately 200 employees.

- Site rationalization

         We recorded charges of (pound)4 million and (pound)12 million in the first quarter of fiscal 2004 and 2003, respectively relative to site rationalization. These charges represent additional costs associated with closing and consolidating various sites around the world as part of our business reorganization. We made cash payments of (pound)3 million and (pound)8 million in the first quarter of fiscal 2004 and 2003, respectively.

- Contractual commitments and other restructuring

         During the first quarter of fiscal 2003, we recorded a charge of (pound)8 million in respect of other costs associated with our business reorganization program. In the first quarter of fiscal 2004 no activity was recorded.

- Advisor fees

         The charge of (pound)42 million that we recorded in first quarter of fiscal 2004 relative to advisor fees represents charges from our external advisors with respect to our financial restructuring. Of the (pound)42 million charge, (pound)13 million relates to costs which were prepaid at March 31, 2003. We made cash payments totaling (pound)22 million during the first quarter of fiscal 2004 and a balance of (pound)8 million remains at June 30, 2003. We expect to make a further (pound)8 million of cash payments in fiscal 2004 with respect to the balance of the unused charged amount remaining at June 30, 2003. We recorded charges of (pound)12 million and made payments of (pound)12 million in the first quarter of fiscal 2003.

- Systems implementation

         During fiscal 2002, we had planned to implement a new global information technology system. In light of our revised trading outlook and our continued focus on cost reduction, we terminated the implementation in fiscal 2002. There is no remaining obligation at June 30, 2003.

Gain on sale of fixed assets and investments

         During first quarter of fiscal 2004, we recorded (pound)nil as compared with a loss of (pound)13 million or 2.4% of revenues in the first quarter of fiscal 2003.

Other income

         We recorded (pound)46 million in other income related to primarily to foreign currency transaction adjustments.

Gain on equity forward contract

         On May 19, 2003, we paid (pound)35 million in cash to the ESOP derivative banks to settle our liability to them and recognized a gain of (pound)123 million on the release of this liability.

Gain on extinguishment of liabilities

         During the first quarter of fiscal 2004, we recorded a gain of (pound)2,695 million on the extinguishment of liabilities related to our Financial Restructuring as compared with (pound)nil in the first quarter of fiscal 2003. This gain represents the excess of the approximately (pound)4.8 billion of creditors claims extinguished over the fair value, less issuance costs, of the cash, new debt, and new equity issued to the creditors. The total gain was allocated to the statement of operations to the extent that it related to the extinguishment of third party liabilities.

Impairment of investments

         We recorded (pound)nil in the first quarter of fiscal 2004 as compared with a charge of (pound)30 million or 5.6% of revenues in the first quarter of fiscal 2003. This charge in the prior year quarter related to the impairment of our investments in several companies, primarily our holdings in Arraycom ((pound)18 million), Highspeed Office ((pound)4 million) and ARH ((pound)3 million). In addition, in the first quarter of fiscal 2003, we reflected a (pound)5 million charge related to an "other-than-temporary" decline in the value of our equity securities, primarily Bookham.

Interest income

         Interest income of (pound)5 million or 1.4% of revenues in the first quarter of fiscal 2004 decreased (pound)16 million or 76.2% as compared to (pound)21 million or 3.9% of revenues in the first quarter of fiscal 2003. The income recognized in the first quarter of fiscal 2004 and 2003 relates primarily to interest received on deposits and insurance.

Interest expense

         Interest expense of (pound)10 million or 2.7% of revenues in the first quarter of fiscal 2004 decreased by (pound)62 million or 86% as compared to (pound)72 million or 13.5% of revenues in the first quarter of fiscal 2003. The charge in the first quarter of fiscal 2004 relates primarily to interest on our new junior and senior notes accrued from May 1, 2003. The charge in the first quarter of fiscal 2003 related primarily to interest expense on our bonds and syndicated bank debt of approximately (pound)67 million.

Income tax benefit

         In the first quarter of fiscal 2004, our effective income tax rate was -10.9% compared to the U.K. statutory rate of 30%. This difference was primarily due to tax charges for those territories incurring tax payments and a full valuation allowance against deferred tax assets. A (pound)20 million tax provision was reversed in the first quarter of fiscal 2004 in respect of prior years following the Marconi Corporation plc Scheme of Arrangement.

         In comparison, the effective income tax rate in the first quarter of fiscal 2003 was 1.9% compared to the U.K. statutory rate of 30%. This difference was primarily due to net non-deductible expenses and a full valuation allowance against deferred tax assets during the full fiscal year.

Equity in loss of affiliates

         We recognized a loss on equity in loss of affiliates of (pound)nil in the first quarter of fiscal 2004 as compared with a loss of (pound)26 million or 4.9% of revenues in the first quarter of fiscal 2003. The loss in the first quarter of fiscal 2003 relates primarily to our share of the losses in Easynet. We are not currently recording our share of the losses in Easynet, as the carrying value of our investment in Easynet was (pound)nil at March 31, 2003.

Gain on discontinued operations, net

         In the first quarter of fiscal 2004, Finmeccanica SpA, agreed to release approximately (euro)12 million (approximately (pound)9 million), which had been retained against the purchase price and held in an escrow account following its purchase of our Strategic Communications subsidiary in August 2002. As a result, we recorded this amount as a gain on sale of discontinued operations in the first quarter of fiscal 2004.

Loss from discontinued operations

         The loss from discontinued operations of (pound)4 million or 1.1 % of revenues in the first quarter of fiscal 2004 decreased (pound)16 million or 80.0% as compared with a loss of (pound)20 million or 3.7% of revenues in the first quarter of fiscal 2003. The losses in both periods relate to our Mobile businesses.

RESULTS OF OPERATIONS -- SEGMENTAL

         The requirements of U.S. GAAP applied to our group have resulted in us preparing our discussion and analysis of segment results using information prepared in accordance with U.K. GAAP. The U.S. Financial Accounting Standards Board standard -- Statement of Financial Accounting Standards No. 131 -- "Disclosure about Segments of an Enterprise and Related Information" requires us to determine and review our segments as reflected in the management information systems reports that our managers use in making decisions. As we are an English company and we prepare our consolidated statutory financial statements under U.K. GAAP, our chief operating decision-maker evaluates our segment performance using U.K. GAAP measures. Therefore, we have presented our discussion and analysis of segment revenues and operating (loss)/profit below based upon information prepared in accordance with U.K. GAAP.

         A reconciliation of revenue and segment operating (loss)/profit as reported under U.K. GAAP to the amounts presented in accordance with U.S. GAAP is set out in note 10 of our condensed consolidated financial statements contained elsewhere herein.

SEGMENTAL REVENUES (U.K. GAAP)

         The following table presents our revenues by product area in accordance with U.K. GAAP for the three months ended June 30, 2003 and 2002:

                                        2003                 2002
                                 ------------------    ------------------
                                             % OF                  % OF
(IN MILLIONS)                    (POUND)   REVENUES    (POUND)   REVENUES
                                 -------   --------    -------   --------
Network Equipment:
Optical Networks..............      85       23.2%       134       26.3%
BBRS..........................      28        7.6%        38        7.5%
European Access...............      44       12.0%        59       11.6%
North American Access.........      25        6.8%        25        4.9%
Outside Plant & Power.........      35        9.5%        46        9.0%
Other Network Equipment.......      12        3.3%        14        2.7%
                                   ------------------------------------
  Total.......................     229       62.4%       316       62.0%
                                   ------------------------------------
Network Services:
IC&M..........................      59       16.1%        77       15.1%
VAS...........................      79       21.5%       117       22.9%
                                   ------------------------------------
  Total.......................     138       37.6%       194       38.0%
                                   ------------------------------------
Total Network Equipment and
  Network Services revenues...     367      100.0%       510      100.0%
Capital.......................       -          -         23          -
Discontinued..................       -          -         59          -
                                   ------------------------------------
Total U.K. GAAP revenues......     367      100.0%       592      100.0%
                                   ====================================

Network Equipment

         Overall, Network Equipment revenues in the first quarter of fiscal 2004 of (pound)229 million, or 62.4% of total Network Equipment and Network Services revenues, decreased (pound)87 million or 27.5% as compared with (pound)316 million or 62.0% of total Network Equipment And Network Services revenues in the first quarter of fiscal 2003.

     -   Optical Networks

         Optical Networks equipment revenues in the first quarter of fiscal 2004 were (pound)85 million or 23.2% of total Network Equipment and Network Services revenues, a decline of (pound)49 million or 36.6% as compared with the first quarter of fiscal 2003 of (pound)134 million or 26.3% of total Network Equipment and Network Services revenues. The main reason for the decline in revenues was due to the general decline in demand for optical network equipment as many of our major customers have continued to focus reduced capital expenditure budgets away from investment in the optical transmission networks towards broadband access roll-outs. Optical Networks revenues in the first quarter of fiscal 2004 were comprised primarily of SDH equipment sales as customers continued to purchase in-fill equipment for their existing networks. Sales in the first quarter of fiscal 2004 included some initial sales of our next generation SDH equipment. Sales of DWDM equipment continued to decrease largely due to the completion of major customer network roll-outs in fiscal 2003, particularly in Italy and due to the absence of projects for new network builds.

         During the first quarter of fiscal 2004, approximately 78%, 17% and 5% of Optical Networks revenues were generated in EMEA, APAC and CALA, respectively.

     -   BBRS

         BBRS revenues in the first quarter of fiscal 2004 were (pound)28 million or 7.6% of total Network Equipment and Network Services revenues, a decline of (pound)10 million or 26.3% compared to (pound)38 million or 7.5% of total Network Equipment and Network Services Revenues in the first quarter of fiscal 2003.

         The majority of the (pound)10 million decline in equipment revenue occurred in APAC and EMEA, outside of BBRS's U.S. domestic market, and resulted mainly from reduced sales through indirect channels. In the U.S., increased revenues from BBRS' largest customer, the U.S. Federal Government was more than offset by further declines in revenues from enterprise customers, which was in line with our previously stated strategy to focus our technical and commercial resources to meet the requirements of customers with carrier-class networks.

         During the first quarter of fiscal 2004, approximately 81%, 14% and 5% of BBRS revenues were generated in North America, EMEA and APAC, respectively.

     -   European Access

         In the first quarter of fiscal 2004, European Access revenues of (pound)44 million or 12.0% of Network Equipment and Network Services revenues decreased (pound)15 million or 25.4% as compared with revenues of (pound)59 million or 11.6% of Network Equipment and Network Services revenues in the first quarter of fiscal 2003. Of the first quarter of fiscal 2004 European Access revenues, Fixed Wireless Access accounted for 41%, Voice Systems for 26%, Access Hub for 22%, with the balance of 11% relating to other mature access products.

         The main factors driving the decline in European Access Networks revenues were the reductions in capital expenditure by a number of the our major customers, particularly in Germany and Italy, as well as the progressive decline in sales of the our mature product lines. Modest growth in sales of the Access Hub (in Italy and South Africa) and Voice Systems (in the U.K.) was more than offset by the significant decline in our Fixed Wireless Access products following the continued delays to GSM upgrade and 3G network roll-outs.

         During the first quarter of fiscal 2004, approximately 89%, 9% and 2% of Access Network revenues were generated in EMEA, APAC and CALA, respectively.

     -   North American Access (NAA)

         NAA revenues of (pound)25 million or 6.8% of total Network Equipment and Network Services revenues in first quarter of fiscal 2004, which were generated entirely in North America, remained stable as compared with (pound)25 million or 4.9% of total Network Equipment and Network Services revenues in the first quarter of fiscal 2003. This stability was achieved despite the continued slowdown in investment in narrowband infrastructure by U.S. service providers resulting from specific ongoing customer projects including DSL upgrades to existing network installations at BellSouth and Sprint.

         We are currently managing this business for value and ultimately for disposal. We expect to use net cash proceeds from a disposition to pay down our notes.

     -   Outside Plant and Power (OPP)

         OPP revenues of (pound)35 million or 9.5% of total Network Equipment and Network Services revenues in the first quarter of fiscal 2004 declined (pound)11 million or 23.9% as compared with (pound)46 million or 9.0% of total Network Equipment and Network Services revenues in the first quarter of fiscal 2003. In the first quarter of fiscal 2004, OPP generated 92% and 8% of its revenues in North America and CALA, respectively.

         The decline is largely due to significant reductions in capital expenditure by telecom network operators in the U.S. and Mexico since the first quarter of fiscal 2003. During the first quarter of fiscal 2004, we began to see some stability in spending in this area, leading to a slight increase in OPP revenues on a sequential basis as compared to the fourth quarter of fiscal 2003.

         We are currently managing this business for value and ultimately for disposal. We expect to use net cash proceeds from a disposition to pay down our notes.

     -   Other Network Equipment

         Other Network Equipment mainly comprised sales of our Interactive Systems activity as well as legacy operations in EMEA and APAC.

         Other Network Equipment revenues of (pound)12 million in the first quarter of fiscal 2004 decreased (pound)2 million or 14.3% as compared with (pound)14 million in the first quarter of fiscal 2003. This decrease was mainly a result of the disposal of our South Africa legacy operations that we completed in December 2002.

Network Services

         Network Services revenues of (pound)138 million or 37.6% of total Network Equipment and Network Services revenues in the first quarter of fiscal 2004 decreased (pound)56 million or 28.9% as compared with (pound)194 million or 38.0% of Network Equipment and Network Services revenues in the first quarter of fiscal 2003.

     -   Installation, Commissioning and Maintenance

         IC&M revenues are directly related to the installation, commissioning and maintenance portion of our Network Equipment products. IC&M revenues of (pound)59 million or 16.1% of total Network Equipment and Network Services revenues in the first quarter of fiscal 2004 decreased (pound)18 million or 23.3% compared to (pound)77 million or 15.1% of total Network Equipment and Network Services Revenues in the first quarter of fiscal 2003. Approximately 95% of total IC&M revenues in the first quarter of fiscal 2004 were generated in EMEA, with the balance primarily in APAC. The decline in IC&M revenues was due primarily to the lower level of Network Equipment deliveries in the first quarter of fiscal 2004, partially offset by a stable level of revenues under ongoing support services contracts.

     -   Value Added Services (VAS)

         VAS revenues of (pound)79 million or 21.5% of total Network Equipment and Network Services revenues decreased (pound)38 million OR 32.5% compared to (pound)117 million or 22.9% of total Network Equipment and Network Services revenues in the first quarter of fiscal 2003. VAS revenues were generated primarily through our integrated systems activity, which provides integrated network solutions and services to non-telecom customers, mainly in the U.K. and Germany. Revenues from this activity remained stable in the first quarter of fiscal 2004 as compared to the first quarter of fiscal 2003 as a result of ongoing long-term service contracts.

         There were four main factors contributing to the significant decline in VAS revenues in the first quarter of fiscal 2004 revenues in the remainder of the VAS businesses:

- the completion of a key phase of a long-term service contract in Saudi Arabia in fiscal 2003 and a general slowdown in customer spending across the Middle East following the recent conflict in the region;

- a reduction in the level of revenues from wireless software and services due to continued weak market conditions, particularly in the U.S.;

- the disposal completed in December of our SMS subsidiary, which had generated sales of(pound)10 million during the first quarter of fiscal 2003; and

- a (pound)4 million decline in BBRS related service revenues, which resulted from declining support revenues from enterprise customers and the completion of a significant commercial airport project in fiscal 2003. Also, BBRS service revenues from the U.S. Federal Government were lower in the first quarter of fiscal 2004 as compared with the first quarter of fiscal 2003 due to the phasing of ongoing support contracts.

         In the first quarter of fiscal 2004, EMEA, North America and CALA accounted for 92%, 6% and 2% of VAS revenues, respectively.

Other

         Other revenues of (pound)23 million recorded in the first quarter of fiscal 2003 related mainly to Marconi Applied Technologies, which we disposed of in July 2002.

             REVENUES - ANALYSIS BY PRODUCT AREA (NEW SEGMENT BASIS)

          As described above under the heading "Basis of Presentation", we have commenced the process of adopting a new reporting structure that segments our business along geographical lines. The following table presents our revenues by product area in accordance with U.K. GAAP based upon this new segment structure, which we will adopt and use for our reporting commencing with the quarter ended September 30, 2003:

                                                                   3 MONTHS ENDED 30 JUNE
                                                                  2003               2002
                                                                  -----              ----
                                                                 (POUND)            (POUND)
(IN MILLIONS)
Optical Networks....................................                85                134
Access Networks.....................................                44                 59
Other Network Equipment.............................                12                 14
                                                                 ------------------------
    Europe/RoW Network Equipment....................               141                207
                                                                 ------------------------
Installation, Commissioning & Maintenance (IC&M)                    43                 49
Value-Added Services (VAS)..........................                64                 98
                                                                 ------------------------
    Europe/RoW Network Services.....................               107                147
                                                                 ------------------------
    Total Europe/RoW businesses.....................               248                354
                                                                 ------------------------
BBRS Equipment......................................                28                 38
OPP Equipment.......................................                35                 46
NAA Equipment.......................................                25                 25
                                                                 ------------------------
    US Network Equipment............................                88                109
                                                                 ------------------------
BBRS Services.......................................                15                 19
OPP Services........................................                16                 28
                                                                 ------------------------
    US Network Services.............................                31                 47
                                                                 ------------------------
    Total - US businesses...........................               119                156
                                                                 ------------------------
    Other...........................................                 -                 23
                                                                 ------------------------
    Total - Continuing operations...................               367                533
                                                                 ========================

Europe/RoW Businesses

         Our Europe/RoW businesses generated revenues of (pound)248 million and (pound)354 million during the first quarter of fiscal 2004 and 2003, respectively and accounted for 68% and 66% of total Network Equipment and Network Services revenues in the first quarter of fiscal 2004 and 2003, respectively. These revenues were split 57% for Network Equipment and 43% for Network Services in the first quarter of fiscal 2004 and were split 58% for Network Equipment and 42% for Network Services in the first quarter of fiscal 2003. Revenues were down across all major product areas in the first quarter of fiscal 2004 as compared with the first quarter of fiscal 2003 with the most marked declines occuring in Optical Networks and VAS.

U.S. Businesses

         Our U.S. businesses generated revenues of (pound)119 million and (pound)156 million during the first quarter of fiscal 2004 and 2003, respectively and accounted for 32% and 31% of total Network Equipment and Network Services revenues in the first quarter of fiscal 2004 and 2003, respectively. These revenues were split 74% for Network Equipment and 26% for Network Services in the first quarter of fiscal 2004 and were split 70% for Network Equipment and 30% for Network Services in the first quarter of fiscal 2003.

Other

         Other revenues of (pound)23 million recorded in the first quarter of fiscal 2003 related mainly to Marconi Applied Technologies, which we disposed of in July 2002.

                        SEGMENTAL OPERATING (LOSS)/PROFIT

         The table below presents a summary of U.K. GAAP segmental operating
(loss)/profit (defined as operating (loss)/profit before central and head office costs, goodwill amortization and U.K. GAAP operating exceptional segmental items). A reconciliation of U.K. GAAP segmental operating (loss)/profit to operating (loss)/profit on a U.S. GAAP basis together with a description of the differences between U.K. and U.S. GAAP is presented in note 10 of the notes to our condensed consolidated financial statements contained elsewhere herein.

                                                          3 MONTHS ENDED 30 JUNE
                                                        2003                  2002
                                                        ----                  ----
(IN MILLIONS)                                          (POUND)              (POUND)
                                                       -------              -------
Network Equipment.............................          (37)                  (96)
Network Services..............................            6                    (2)
Capital.......................................           (5)                  (12)
                                                        ---                  ----
    Segmental Operating Loss..................          (36)                 (110)
                                                        ===                  ====

         We recorded an operating loss of (pound)36 million during the first quarter of fiscal 2004 compared to an operating loss of (pound)110 million during the first quarter of fiscal 2003. This improvement of (pound)74 million or 67.3% was achieved as a result of the cost reduction initiatives to improve gross margin and operating costs discussed earlier.

Network Equipment

         The Network Equipment segment operating loss of (pound)37 million in the first quarter of fiscal 2004 decreased (pound)59 million or 61.5% compared to (pound)96 million in the first quarter of fiscal 2003. The improvement was driven primarily by the substantial cost reductions in our supply chain together with savings across all areas of operating expense. These savings more than offset the impact of the 28% decline in Network Equipment revenues in the first quarter of fiscal 2004 as compared with the comparative period in the prior year.

Network Services

         The Network Services segment operating profit of (pound)6 million reflected an (pound)8 million improvement as compared with the operating loss of (pound)2 million recorded in the comparative period in the prior year despite the drop in revenues in the current year quarter. This increase was driven mainly by improved utilization of resources in this labor-intensive activity.

Other/Capital

         The Other/Capital operating loss of (pound)5 million in the first quarter of fiscal 2004 related primarily to losses incurred BY UMTS. The improvement in the first quarter of fiscal 2004 as compared to the first quarter of the fiscal 2003 operating loss of (pound)12 million was the result of cost savings and the disposal of businesses, in particular Marconi's Applied Technologies which we disposed of in July 2002.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

         Net cash used in operating activities of continuing operations was (pound)44 million in the first quarter of fiscal 2004. This resulted primarily from the income from continuing operations of (pound)2,778 net of the gain on extinguishment of liabilities of (pound)2,695 million and the gain on settlement of equity forward contracts of (pound)123 million, partially offset by changes in operating assets and liabilities, net of the effect of extinguishment of liabilities of (pound)14 million and depreciation and amortization of (pound)31 million.

         Net cash used in operating activities of continuing operations was (pound)207 million in the first quarter of fiscal 2003. This resulted primarily from the loss from continuing operations (pound)301 million, partially offset by impairment of investments of (pound)30 million, equity in loss of affiliates of (pound)26 million, depreciation and amortization of (pound)46 million and loss from discontinued operations of (pound)20 million.

INVESTING ACTIVITIES

         The net cash provided by investing activities of (pound)16 million in the first quarter of fiscal 2004 was primarily due to proceeds from the sale of property, plant and equipment of (pound)28 million, partially offset by costs associated with the disposal of interests in related parties of (pound)6 million and purchases of property, plant and equipment of (pound)6 million.

         The net cash provided by investing activities of (pound)3 million in the first quarter of fiscal 2003 was primarily due to proceeds from the sale of property, plant and equipment of (pound)18 million, partially offset by purchases of property, plant and equipment of (pound)10 million and cash received from disposals of interests in related parties of (pound)7 million.

         Total Network Equipment and Network Services capital expenditures were (pound)6 million in the first quarter of fiscal 2004. We have continued to maintain capital expenditures well below the level of depreciation expense, which was 19 million in the first quarter of fiscal 2004. During the first quarter of fiscal 2004, capital expenditures were primarily related to the Optical Networks and BBRS businesses.

         We currently expect the level of our capital expenditures to rise but to remain at or below the level of depreciation expense.

FINANCING ACTIVITIES

         The net cash provided by financing activities of (pound)412 million in the first quarter of fiscal 2004 was primarily due to restricted cash transferred from restricted accounts of (pound)747 million, partially offset by cash paid in connection with the Financial Restructuring of (pound)330 million.

         The net cash used by financing activities of (pound)757 million in first quarter of fiscal 2003 was primarily due to restricted cash transferred to restricted accounts of (pound)732 million and repayments on short-term borrowings of (pound)41 million, partially offset by cash provided by related parties of (pound)24 million.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

         The following tables summarize our actual contractual obligations and commercial commitments at June 30, 2003:

                                         PAYMENTS DUE IN THE FISCAL YEAR ENDED MARCH 31,
                                     --------------------------------------------------------      TOTAL
                                      2004     2005     2006     2007     2008    THEREAFTER    OBLIGATIONS
                                     (POUND)  (POUND)  (POUND)  (POUND)  (POUND)   (POUND)        (POUND)
                                     -------  -------  -------  -------  -------  -----------   -----------
CONTRACTUAL OBLIGATIONS                                        (IN MILLIONS)
Long-term debt...................      --       9        4        4        3        742             762
Operating leases ................      18      16       13       12       12         44             115
                                     ---------------------------------------------------------------------
Total............................      18      25       17       16       15        786             877
                                     =====================================================================

                                                 AMOUNTS EXPIRING IN FISCAL YEAR ENDED MARCH 31,
                                      -------------------------------------------------------------------
                                        2004     2005     2006     2007     2008    THEREAFTER      TOTAL
    OTHER COMMERCIAL COMMITMENTS       (POUND)  (POUND)  (POUND)  (POUND)  (POUND)   (POUND)       (POUND)
                                      --------  -------  -------  -------  -------  ----------     ------
                                                                (IN MILLIONS)
Bank bonds or surety bonds.........      60       26      16        38        17        14           171
Undrawn customer financing
  commitment.......................      --        2      --        --        --        --             2
                                      -------------------------------------------------------------------
Total..............................      60       28      16        38        17        14           173
                                      ===================================================================

CONTRACT BONDING FACILITIES

         We had (pound)171 million of bank bonds or surety bonds, guaranteeing our performance, outstanding as at June 30, 2003 with both banks and insurance companies worldwide as compared with (pound)163 million at March 31, 2003.

         Following the Financial Restructuring, we entered into a new committed Super-priority Performance Bonding Facility that allows us to procure a further (pound)50 million of performance bonding, of which (pound)2 million has been drawn at June 30, 2003. These bonds will be fully collteralized, with 50% of collateral being placed at the time of issuance of the bond ((pound)1 million at June 30, 2003) and 50% of collateral being rolled over from releases of collateral on existing bonds ((pound)21 million at June 30, 2003).

         A number of our performance bond arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. We estimate that as at June 30, 2003, performance bonds with a face value of approximately (pound)45 million had varying conditional or unconditional rights to call for cash collateral. Bonds will frequently run beyond the contracted maturity dates indicated in the table above. In addition, there are a number of bonds with no expiry date, which may be cancelled by the beneficiaries when the guaranteed works are completed.

CUSTOMER FINANCING COMMITMENTS

         At June 30, 2003, we had vendor finance commitments to customers of approximately (pound)40 million as compared with (pound)42 million at March 31, 2003, of which (pound)38 million had been drawn at both June 30, 2003 and March 31, 2003.

PENSIONS

         During the first quarter of fiscal 2004, the Trustees of the our U.K. pension plan agreed the value to be transferred to the Merloni pension plan in respect of the accrued benefits of the employees who transferred to Merloni upon completion of the sale of the group's 50 per cent stake in General Domestic Appliances in 2001. Consistent with previous transactions, the transfer value was calculated on a share of funds basis provided for in the sale agreement and consistent with the amount assumed therein. As previously disclosed in our Form 20-F for the year ended March 31, 2003, the Trustees were not bound by the provisions in the original sale agreement and reserved the right to pay the lower statutory minimum transfer value, which could have exposed Marconi to a maximum liability of (pound)14.7 million. This potential exposure is now remote.

         On March 26, 2003, we signed a funding agreement with the U.S. Pensions Benefit Guarantee Corporation (PBGC) for the defined benefit plans of our U.S. businesses. Under the agreement, the U.S. businesses commenced contributions from June 2003 for the normal cost of the plans at U.S.$6 million (approximately (pound)3.8 million) per annum plus enhanced contributions of U.S.$9 million (approximately (pound)5.7 million) per annum. Additionally, proceeds from any disposal of a U.S. business shall be used to fund plan deficits, prior to the remaining proceeds being used to pay down the junior or senior notes. At March 31, 2003, the plan deficit was approximately U.S.$48.5 million (approximately (pound)31.2 million).

IT OUTSOURCING AGREEMENT

         We signed an information technology outsourcing agreement with Computer Sciences Corporation International Systems Management Inc. ("CSC") in May 2003. Under the terms of the agreement, we transferred property, plant and equipment with an approximate book value of (pound)17 million and 420 employees to CSC in exchange for cash proceeds of (pound)26 million. In addition to the transfer of employees, we novated existing service and maintenance contracts to CSC.

         The IT service contract is for a period of 10 years with a right to terminate without cause, but subject to a number of penalties, after 2 years and contains an obligation for us to repurchase at fair value the assets with which CSC is providing the service at such time that the contract ceases. This obligation to purchase the assets cannot be quantified until such time that notice to terminate has been given and a contract cessation date is known. Consequently, we have not quantified this obligation at June 30, 2003.

CURRENT LIQUIDITY POSITION

         At June 30 2003, our cash and cash equivalents totaled (pound)786 million as compared with (pound)1,156 million at March 31, 2003, of which (pound)134 million ((pound)515 million at March 31, 2003) was denominated in sterling, (pound)432 million ((pound)282 million at March 31, 2003) in US dollars, (pound)168 million ((pound)306 million at March 31, 2003) in euro and the balance of (pound)52 million ((pound)53 million at March 31, 2003) in other currencies. Of the (pound)786 million at June 30, 2003, (pound)217 million is classified as restricted cash, and (pound)569 million is free cash available to us. The (pound)217 million of restricted cash is comprised of (pound)143 million collateral against present and future bonding facilities, (pound)41 million in an escrow account to meet any claims for collateral on existing performance bonds and guarantees, (pound)15 million deposited against secured loans in Italy and (pound)18 million in our captive insurance company. The (pound)569 million of free cash available to us is comprised of (pound)485 million of available Treasury deposits and (pound)84 million of global working capital balances within our subsidiaries and cash in transit.

         Our outstanding borrowings at June 30, 2003 were (pound)736 million (net of discount of approximately (pound)35 million and fair value of the embedded derivative of (pound)12 million) consisting primarily of the U.S.$717 million (approximately (pound)434 million at June 30, 2003) of Senior Notes due in April 2008, and the U.S.$487 million (approximately (pound)295 million at June 30, 2003) of Junior Notes due in October 2008 as compared with (pound)4,416 million at March 31, 2003. The (pound)3,680 million reduction primarily reflects the extinguishment of (pound)4,299 million of debt, partially offset by the issuance of new Junior and Senior notes totaling U.S.$ 1,204 million (approximately (pound)729 million at June 30, 2003), which were a result of the completion of our Financial Restructuring.

FINANCIAL RESTRUCTURING

         On May 19, 2003, we concluded our Financial Restructuring and the Schemes of Arrangement for the Marconi Corporation plc and Marconi plc became effective. The Marconi Corporation Scheme of Arrangement cancelled specific borrowings and creditors amounting to approximately (pound)4.8 million in consideration for which we paid (pound)340 million of cash, issued new debt securities of approximately (pound)756 million and issued one billion new ordinary shares with a nominal value of (pound)50 million.

         On May 19, 2003, our previously agreed settlement with the ESOP derivative banks relating to the ESOP derivative transactions became effective and we paid (pound)35 million to the ESOP derivative banks.

         The terms of the indentures governing our new Senior and Junior Notes significantly restrict our ability to borrow additional funds. Under the terms of these indentures, no external borrowings other than in the U.S. working capital facility referred to below, are permitted other than under certain restricted circumstances. In addition, our U.S. based businesses have been ringfenced, and generally may no longer be funded by other members of the group outside of the ringfence. No external borrowing facilities are permitted for these U.S.-based businesses, other than a committed $22.5 million (approximately (pound)14 million) working capital facility. In addition, certain forms of liquidity available to us, including disposals and release of restricted cash, are subject to terms whereby, under certain circumstances, the cash will be required to be used to redeem the Junior Notes, or, in the event that there are no Junior Notes outstanding, the Senior Notes, at a cost of 110%.

BOARD APPOINTMENTS

         On July 24, 2003, we announced the appointment of Pavi Binning as Chief Financial Officer. He will take up the role and join the Board of Marconi Corporation plc on his departure from Diageo Plc, which is anticipated to be in October 2003. At the same time, Chris Holden, currently Interim Chief Financial Officer will step down from the Board and take up the position of Group Financial Controller on a permanent basis. Pavi Binning will be granted five million options under the Marconi Corporation Senior Management Share Option Plan.

         On August 19, 2003, Marconi announced the appointment of Douglas McWilliams, founder and Chief Executive of the Center for Economics and Business Research, as a non-executive Board director. The appointment becomes effective after our Annual General Meeting on September 8, 2003.

REDEMPTION OF JUNIOR NOTES

         As discussed above, we announced on July 4, 2003 that we had successfully completed the sale of shares in Easynet, which raised (pound)40.5 million before expenses. Of the net cash proceeds, we retained (pound)3 million for working capital purposes and transferred the balance after expenses to the mandatory redemption escrow account relating to our Junior and Senior Notes
(MREA). Also, we announced on July 17, 2003 that we had completed the sale of UMTS to Finmeccanica SpA. In conjunction with the sale of UMTS, we agreed to capitalize the business with approximately (euro) 6 million (approximately (pound)4 million) prior to disposal. In a separate agreement, announced on the same day, Finmeccanica agreed to release approximately (euro) 12 million (approximately (pound)9 million) retained against the purchase price and held in an escrow account following its purchase of Marconi's Strategic Communications subsidiary in August 2002. These monies were also transferred to the MREA pursuant to the terms of our Junior and Senior Notes.

         Following the transfer of these funds, the balance in the MREA account exceeded the redemption threshold of U.S.$30 million, thereby triggering a mandatory partial redemption of the Junior Notes. We issued a notification of partial redemption to holders of the Junior Notes on July 17, 2003. As a result, we redeemed approximately U.S.$66 million ((pound)41 million) of the Junior Notes were redeemed on July 31, 2003, at a cost of 110% plus three months' accrued interest, thereby reducing the principal amount of Junior Notes outstanding to approximately U.S.$421 million.

PAYMENT OF INTEREST

         The first payment of interest accrued on our new Senior and Junior Notes was due after June 30, 2003. We paid the interest due on our Senior Notes of approximately $12 million (approximately (pound)7 million) on July 15, 2003 and we elected to make the first payment due on our Junior Notes on July 31, 2003 in cash. Following the partial redemption of the Junior Notes described above, the quarterly interest payment on the remaining outstanding Junior Notes was approximately $10.5 million (approximately (pound)6.5 million).

SALE OF INTEREST IN GAMMA TELECOMS HOLDING LIMITED

         On August 20, 2003, the Company sold its entire stake of 2,249,000 shares in Gamma Telecom Holdings Ltd for approximately (pound)5.6 million. In accordance with the provisions of the new Junior and Senior Notes, transaction costs and certain related liabilities can be deducted, and, as a result, net proceeds of approximately (pound)4 million will be transferred to the Company's MREA. This will be used in due course to fund a further partial redemption of the Junior Notes.

CASH REQUIREMENTS

         Our cash requirements in fiscal 2004 include funding operations including spending on R&D, the operational and financial restructuring, capital expenditures and debt service costs.

         We have funded our activities through cash generated from our operational activities, the proceeds of disposals, bank borrowings and the sale of debt securities in the debt capital markets. Following the Financial Restructuring, we are reliant on our cash balances to meet short- and medium-term cash requirements.

EMPLOYEE STOCK OPTION PLANS

         On June 24, 2003, as we previously announced, we granted nil cost share options to our executive directors and senior managers. The options that we granted cover options over 76.15 million ordinary shares. On June 30, 2003, we granted market value share options to certain employees. The options that we granted cover options over 29.31 million ordinary shares. The performance conditions for these market value options are the same as the executive share option plan.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

         Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management believes the most complex and sensitive judgments, because of their significance to the consolidated financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. Our Operating and Financial Review and Prospects and Note 2 to our audited Consolidated Financial Statements in our Form 20-F for the year ended March 31, 2003 describe the significant accounting estimates and policies used in preparation of our financial statements. Actual results in these areas could differ from management's estimates. There have been no significant changes in our critical accounting policies during the first quarter of fiscal 2004.

         See note 1 to the condensed consolidated financial statements contained elsewhere herein for recently issued accounting pronouncements that have not yet been adopted by us.




RISK FACTORS

Set forth below and elsewhere in this report and in other documents we file with the SEC are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward -looking statements contained in this report

         WE HAVE SIGNIFICANT DEBT OUTSTANDING AND SIGNIFICANT DEBT SERVICE REQUIREMENTS WHICH MAKES US MORE VULNERABLE TO ECONOMIC DOWNTURNS AND REDUCES OUR FLEXIBILITY.

     We have significant debt outstanding. After our Financial Restructuring which became effective on May 19, 2003, our total long-term debt at June 30, 2003 was approximately (pound)727 million. This is likely to limit our ability to obtain additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts and acquisitions of new assets in excess of those in our current business plan. In addition, we will be required to devote a significant proportion of our cash flow from operations to the payment of interest on our debt obligations, thereby reducing the funds available for other purposes. Our level of debt and the fixed nature of a portion of our debt service costs will make us more vulnerable to economic downturns, reduce our flexibility to respond to changing business and economic conditions and limit our ability to pursue business opportunities, to finance our future operations or business needs and to implement our business strategies.

     WE ARE REQUIRED TO COMPLY WITH RESTRICTIVE COVENANTS AND AFFIRMATIVE FINANCIAL COVENANTS, WHICH SIGNIFICANTLY LIMIT OUR FINANCIAL AND OPERATIONAL FLEXIBILITY.

     The terms of the instruments governing our outstanding Notes and our credit facilities require us and our subsidiaries to comply with restrictive covenants and, from and after September 30, 2005, to comply with some affirmative financial covenants. These restrictive covenants, among other things, restrict our and our subsidiaries' ability to:

     -        incur additional indebtedness,

     -        pay dividends on and redeem our and our subsidiaries' shares,

     -        redeem some subordinated obligations,

     -        make investments,

     -        undertake sales of assets,

     -        engage in certain transactions with affiliates,

     -        sell or issue capital stock of subsidiaries,

     -        permit liens to exist,

     -        operate in other lines of business,

     -        engage in certain sale and leaseback transactions, and

     - engage in mergers, consolidations or sales of all or substantially all our assets.

     Restrictions stemming from these covenants and from the need to comply with the affirmative financial covenants will significantly limit our financial and operational flexibility and could have a significant adverse effect on our business, results of operations and financial condition.

     Our ability to satisfy our affirmative financial covenants will be affected by changes affecting our business, results of operations and financial condition and, is therefore, subject to the other risks described in this quaterly report. A failure to comply with the restrictive covenants or the affirmative financial covenants would, if not cured or waived, constitute an event of default under some of our debt obligations. The occurrence of an event of default in respect of any of these debt obligations may permit acceleration of all amounts borrowed thereunder. This acceleration in turn could constitute a cross-default under other borrowing arrangements to which we or our subsidiaries are party. In such circumstances, there can be no assurance that we would have sufficient resources to repay the full principal amount of our debt obligations. If this were to occur, our shareholders might then receive no return on their investment. Moreover, a failure to comply with restrictive covenants constituting an event of default under one of our credit facilities would permit the lenders under that facility to terminate their commitments to make further extensions of credit thereunder. This would likely have a material adverse effect on our business, results of operations and financial condition.

     THE TELECOMMUNICATIONS INDUSTRY IS EXPERIENCING A SEVERE DOWNTURN, MANY OF OUR CUSTOMERS HAVE REDUCED, AND SOME ARE CONTINUING TO REDUCE, CAPITAL EXPENDITURE AND, AS A RESULT, DEMAND FOR OUR PRODUCTS AND SERVICES HAS DECLINED AND MAY CONTINUE TO DECLINE.

     The telecommunications industry is currently experiencing a prolonged and severe downturn. Many of our current and potential customers are network operators that have or have had high levels of indebtedness and, in some cases, emerging or weak revenue streams. Adverse economic conditions, network over-capacity due to excess build-out, lack of funding for telecommunications development and overspending on license fees have forced network operators to undertake extensive restructuring and cost-cutting initiatives. In light of market conditions, many of our customers have delayed delivery of orders previously placed and have implemented drastic reductions in capital expenditure in 2002 and 2003 as compared to 2001, and may further reduce capital expenditure. As a result, demand for our products and network rollout services has declined.

     Our near-term financial objectives do not depend on assumptions or expectations of improvement in market conditions for the telecommunications industry or improvement in current levels of sales in our businesses. However, they do assume that there will not

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

be a further material deterioration in current market conditions or a material decline in sales levels. Additionally, achievement of our longer-term financial objectives will depend upon an increase in our sales volumes based on an improvement in demand for our products and services, due to a recovery of the industry or otherwise. Consequently, if demand remains weak for our products and services, resulting from the financial condition of our customers, market and industry conditions or otherwise, it is likely to have a material adverse effect on our business, results of operations and financial condition in the longer term. In particular, this may affect our ability to achieve our profitability and cash flow objectives and, consequently, it may impact on our future funding requirements.

     We cannot assure you that the telecommunications market will improve within any particular timeframe or at all, or that it will not experience subsequent, and possibly more severe and/or prolonged, downturns in the future.

     RATIONALIZATION AND CONSOLIDATION IN THE INDUSTRY MAY CAUSE US TO EXPERIENCE A LOSS OF CUSTOMERS AND INCREASED COMPETITION.

     The downturn in the the telecommunications industry may cause rationalization and consolidation in the industry. Some network operators may merge and we and one or more of our competitors may each supply products to the companies that merge. This rationalization and/or consolidation could result in our dependence on a smaller number of customers, purchasing decision delays by the merged companies and/or our playing a lesser role, or no longer playing a role, in the supply of communications products to the merged companies.

     A rationalization of industry participants could also increase the supply of used communications products for resale by affected industry participants, resulting in increased competition and pressure on pricing for our products. In addition telecommunications equipment suppliers may enter into business combinations, or may be acquired by or sell a substantial portion or their assets to other competitors resulting in accelerated product development, increased financial strength, or a broader base of customers, creating even more powerful or aggressive competitors.

     WE ARE CURRENTLY NOT PROFITABLE, HAVE BEEN EXPERIENCING NET OPERATING CASH OUTFLOWS AND WILL NEED TO EFFECT FURTHER CHANGES IN OUR BUSINESS IN ORDER TO ACHIEVE OUR NEAR-TERM FINANCIAL OBJECTIVES.

     We are currently not profitable. We have not made an operating profit in the last two fiscal years. We do not expect trading conditions in the telecommunications market to improve in the near-term and, as discussed above, we cannot be sure that those conditions will improve at all. Accordingly, our ability to become profitable and generate positive cash flow in the future depends significantly on improving gross margins through changes in product mix, achieving operating efficiencies and reducing operating costs as well as there being no further material decline in sales.

     Our total sales have declined quarter on quarter for the past four quarters, reflecting the current downturn in the telecommunications industry as a whole. If sales in our Network Equipment and Network Services businesses continue to decline materially for a prolonged period, it is unlikely that we will be able to return to and maintain profitability or generate positive cash flow solely through gross margin improvements and operating cost reductions.

     Because of these risks and uncertainties, as well as the other risks and uncertainties discussed in this quarterly report, we cannot be certain that our actual experience will correspond with our assumptions and expectations. Thus, we cannot be certain that we will be able to return to profitability or generate positive operating cash flows within a particular timeframe or at all. Moreover, even if we do attain profitability and positive operating cash flow, we may not be able to sustain or increase this from quarter to quarter or from year to year.

     If we fail to become and remain profitable and to generate positive operating cash flow it will affect our ability to pay dividends on the ordinary shares. In addition, we may find that we have limited or no ability to raise additional capital through offerings of debt or equity securities in the capital markets in the near or medium term.

     A RELATIVELY SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A LARGE PROPORTION OF OUR BUSINESS. IN PARTICULAR, THE LOSS OF BRITISH TELECOMMUNICATIONS PLC AS A CUSTOMER WOULD HAVE A SIGNIFICANT ADVERSE EFFECT ON OUR RESULTS.

     A relatively small number of customers account for a significant proportion of our revenues. In fiscal 2003, sales to our 10 largest customers represented approximately 48 percent of our total sales. Because of this concentration, adverse changes that affect only a small number of customers or customer relationships could have a significant adverse effect on our results.

     British Telecommunications plc and its subsidiaries, BT, are of particular importance to us. For fiscal 2003, sales to BT

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

represented approximately 18 percent of our total sales. The loss of BT as a customer, or any substantial reduction in orders by BT, particularly for the products and services of our Network Equipment and Network Services businesses would have a significant adverse effect on our results.

     WE OPERATE IN A HIGHLY COMPETITIVE AND RAPIDLY CHANGING MARKET AND MAY BE UNABLE TO INVEST SUFFICIENTLY IN RESEARCH AND DEVELOPMENT TO SUSTAIN OR INCREASE SALES OF OUR PRODUCTS.

     Our products are sold in markets that are characterized by rapid adoption of new technologies, many new product introductions, shortening product lifecycles, aggressive pricing practices and evolving industry standards. If our products cease to be competitive, we would be likely to lose customers and sales, which would materially adversely affect our business, results of operations and financial condition.

     The process for developing new products based on rapidly moving technologies for broadband fixed networks and optical networks is complex and variable. It requires innovative solutions that are cost effective and based on accurate insights into technology and trends. Success depends on the timely and effective introduction of new products or enhancements to existing products in a way that meets customer needs and differentiates our products from those offered by our competitors. At the same time, these new product introductions must achieve market acceptance, anticipate and accommodate emerging industry standards and be compatible with current and competitor products. If there is an unforeseen change in one or more of the technologies affecting telecommunications, our products may cease to be competitive.

     As part of our cost reduction effort, we have refocused and significantly reduced our spending on research and development. We are aiming to reduce overall research and development spending with a target spend of around 10% of total sales. We have focused more of our research and development expenditure on key products. Moreover, this focusing of expenditure requires us to predict which product technologies will be key to our customers and their networks in the future. There is no certainty that we make the correct predictions of those needs or are able to adapt our business quickly enough to meet those needs. However, this may not be sufficient to maintain the competitiveness of our key products or enable us to increase our market share in key market segments. Moreover, as discussed above, we will be subject to restrictive covenants and other limitations and are likely to have difficulty obtaining additional sources of financing, which may affect our ability to increase spending or otherwise develop our technologies effectively.

     A number of our competitors have greater financial and technological resources than we do and, therefore, are in a better position to invest in developing and acquiring proprietary technology, to expand into new business segments and geographies and to increase their market shares. Some of our larger competitors have greater geographic reach and presence in certain regions of the world, which enables them to service more effectively those geographies, and win more business there than we can. We may not be able to develop new products and services at the same rate, maintain compatibility of our products with competitors' products or keep up with technology market trends. If our products and services are not competitive, it is likely that we will lose customers and business, our revenues will decline and our business will be materially adversely affected.

     MANY OF OUR CURRENT AND PLANNED PRODUCTS ARE HIGHLY COMPLEX AND MAY CONTAIN DEFECTS OR ERRORS THAT ARE DETECTED ONLY AFTER DEPLOYMENT IN COMMUNICATIONS NETWORKS. IF THAT OCCURS, OUR REPUTATION MAY BE HARMED.

     Our products are highly complex and some of them can only be fully tested when deployed in communications networks or with other equipment. From time to time, our products have contained undetected defects, errors or failures. The occurrence of any defects, errors or failures could result in cancellation or orders, product returns, diversion of our resources, legal actions by our customers or our customers' end-users and other losses to us our customers and end-users.

     RAPID CHANGES TO EXISTING REGULATIONS OR TECHNICAL STANDARDS OR THE IMPLEMENTATION OF NEW REGULATIONS OR TECHNICAL STANDARDS UPON PRODUCTS AND SERVICES NOT PREVIOUSLY REGULATED COULD BE DISRUPTIVE, TIME CONSUMING AND COSTLY TO US.

     Many of our products and services are developed in reliance upon existing regulations and technical standards, our interpretation of unfinished technical standards or the lack of such regulations and standards. Rapid changes to existing regulations and technical standards or the implementation of new regulations and technical standards upon products and services not previously regulated could adversely affect development, demand, sale and warranty of our products and services, thus increasing our costs and decreasing the demands for our products and services.

     WE ARE DEPENDENT ON KEY MANAGEMENT PERSONNEL AND SKILLED TECHNOLOGY WORKERS WHOSE DEPARTURE COULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP OUR PRODUCTS AND OPERATE OUR BUSINESS.

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     The overall headcount of our businesses has been reduced to approximately
14,700 at June 30, 2003 from 15,500 at March 31, 2003, excluding the impact of our discontinued operations (medical systems, data systems and mobile communications). This reduction has been due to the implementation of cost-reduction plans and disposals of assets and businesses. Included in the number of employees that have left us are managers with many years of experience in the management and operations of our business as well as highly skilled technology workers and other employees with years of operational experience in our business. Further workforce reductions are planned and could include key employees with valuable skills and knowledge whose departure would adversely affect our ability to continue to develop new, and enhance existing, products.

     At the same time, the uncertainties associated with headcount reductions and our prospects generally may cause key employees to leave and otherwise increase employee and management turnover, which may contribute to and result in inefficiencies in running our business. In addition, our new incentive arrangements that were implemented in connection with our restructuring may be perceived as unattractive in comparison with those offered by our competitors, which may make it more difficult to retain personnel and attract qualified replacements for those who leave. The loss of additional key managers and highly skilled technology workers may result in our inability to develop new products on a timely basis, improve current technologies or operate our business efficiently.

     WE RELY ON THE CONTINUED PERFORMANCE OF THIRD PARTIES IN RELATION TO SOME OF OUR OUTSOURCING ARRANGEMENTS.

     We rely on outsourcing arrangements for information technology and the manufacture of some products and components and are considering further potential outsourcing opportunities in our supply chain and logistics organization. If the third parties on whom we rely or will rely in relation to these outsourcing arrangements do not fulfil their obligations under such contracts, or seek to terminate or change the terms of their contracts due to perceived uncertainty with respect to our ongoing ability to perform under such contracts, or if we do not otherwise properly manage these relationships, such supplies or services could be severely disrupted or reduced. A significant increase in the price of key supplies or services or constraints on suppliers' capacities, particularly during periods of significant demand, in the absence of an alternative supplier, would adversely affect our business. Moreover, outsourcing initiatives ultimately may not yield the benefits we expect, and may raise product costs and delay product production and service delivery.

     MEASURES TO REDUCE OPERATING COSTS COULD ADVERSELY AFFECT RELATIONS WITH OUR EMPLOYEES, OUR SUPPLIERS AND/OR OUR PARTNERS, WHICH COULD DISRUPT OUR BUSINESS.

     In order to further reduce operating costs, we continue to reduce the size of our workforce, in part through further rationalization of our activities and outsourcing initiatives. We are also seeking to renegotiate some existing contracts with suppliers and partners in order to obtain more favorable terms. The implementation of these plans may increase demands on, and/or negatively impact relations with, our employees, suppliers, customers and partners. That negative impact may result in a decline in employee morale, labor disruptions, strikes and/or labor-related lawsuits against us, our suppliers or partners. Any of these results could diminish the efficient operation of our business, disrupt services at our facilities, our suppliers or partners and inhibit the realization of the operating cost reductions that are fundamental to our financial objectives, which would have a material adverse effect on our business, financial condition and results of operations.

     In Europe, particularly, employees are protected by laws giving them, through local and central work councils, rights of consultation with respect to specific matters regarding their employers' business and operations, including the downsizing or closure of facilities and employee terminations. These laws and collective bargaining agreements, to which our suppliers, partners or we may be subject, could impair our flexibility as we continue to pursue reductions in operating expenses.

     OUR FINANCIAL REPORTING SYSTEMS REQUIRE SIGNIFICANT OPERATIONAL RESOURCES.

     As a result of our rapid expansion in 1999 and 2000, the number of different acquired systems and the disposal of a number of businesses, the operation of our financial reporting systems has required and will continue to require considerable personnel resources. Taken together with the demands of our restructuring, this has placed significant pressure on the resources of our finance department. We are also in the process of implementing a number of changes to our consolidation and financial reporting systems, with a view to streamlining the existing reporting processes. Although we currently believe that our financial reporting systems are, and without the changes referred to above would remain, fit for this purpose, the continued effectiveness of these systems following our restructuring is dependent on a combination of the continued availability of sufficient finance team resources and any changes that are made to the financial reporting system being successfully implemented.

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

 FUNDING OF PENSION PLANS MAY BECOME MORE DIFFICULT.

     The interaction of poor equity markets and low interest rates over the last few years has had a significant negative impact on the funded status of, and liabilities under, our defined benefit pension plans and contribution obligations under such plans. We either sponsor such plans or are exposed to liabilities with respect to plans sponsored by affiliates or former affiliates. It is possible that unless equity markets and/or interest rates improve, such obligations may require us and/or our affiliate sponsoring companies to those plans to make additional contributions. Likewise, changes in the statement of investment principles of the GEC 1972 Pension Plan, or U.K. plan, that is described elsewhere in this quarterly report, the actuarial assumptions employed in conjunction with any such plans or legislation could also result in a need for us and/or our affiliates to make additional contributions to such plans.

     If the U.K. plan is wound up, it is unlikely that it will have sufficient assets to discharge in full all liabilities, calculated on a winding-up rather than an on-going basis. No plans have been made to wind up the U.K. plan but should such a decision be made, as opposed to operating it as a plan closed to new members, we would be required to make good any statutory debt. If a statutory debt were to arise, the size of the debt could have a materially detrimental effect on our resources. The significance of the potential detrimental effect should be seen against our estimate that, as at March 31, 2003, the value of the U.K. plan's assets was (pound)2.2 billion and the value of its liabilities was (pound)2.4 billion. There is no guarantee that the value of the U.K. plan's assets will not deteriorate nor that legislation will not be introduced to oblige employers to make further contributions to pension plans which are not fully funded on a specified basis which is stricter than that required by current legislation. In its Green Paper published on December 17, 2002, the U.K. Government has said that it is considering replacing the statutory minimum funding requirement with a scheme-specific minimum funding level, which could be higher.

     IF THE WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OUR BUSINESS AND PROSPECTS MAY BE HARMED

     Intellectual property, such as patents, are vital to our business and developing new products and technology that are unique to us is critical to our success. We have numerous patents and numerous pending patents, but we cannot predict whether any patents, issued or pending, will provide us with any competitive advantage, or will be challenged by third parties. Moreover, our competitors may already have applied for patents that, once issued, could prevail over our patent rights or otherwise limit our ability to sell our products. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our proprietary technology. In addition, patent applications that we have currently pending may not be granted. If we do not receive the patents we seek, or if other problems arise with our intellectual property, our competitiveness could significantly impaired, which would limit our future revenues and harm our prospects.

     THERE IS A RISK THAT THIRD PARTY INTELLECTUAL PROPERTY RIGHTS WILL BE ASSERTED AGAINST US.

     We rely on patents, trademarks, trade secrets, design rights, copyrights, confidentiality provisions and licensing agreements to establish and protect our proprietary technology and to protect against claims from others. Infringement claims have been and may continue to be asserted against us or against our customers in connection with their use of our systems and products. We cannot ensure the outcome of any such claims and, should litigation arise, such litigation could be costly and time-consuming to resolve and could result in the suspension of the manufacture of the products utilizing the relevant intellectual property. In each case, our operating results and financial condition could be materially affected.

     THE ADVERSE RESOLUTION OF LITIGATION AGAINST US COULD NEGATIVELY IMPACT OUR BUSINESS.

We are currently a defendant in a number of lawsuits, are and may in the future be subject to other litigation arising in the normal course of our business. Litigation may be time consuming, expensive and distracting from the conduct of our business and the outcome of litigation is difficult to predict. The adverse resolution of some lawsuits could have a material adverse effect on our business, results of operations and financial condition.

     THE RINGFENCING OF OUR U.S. OPERATIONS WILL GIVE RISE TO OPERATIONAL AND FINANCIAL INEFFICIENCIES AND OTHER COSTS, WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND THE MARKET PRICE OF OUR ORDINARY SHARES.

     Some of our U.S. businesses have been contractually separated or "ring-fenced" from the rest of our group in connection with the restructuring. This U.S. ringfencing may have significant implications for you.

     The covenants in the indentures governing our outstanding Notes regulate the type of financial, operational and other dealings that the non-ringfenced entities can have with the ringfenced entities. These covenants also require us to separate the North American Access business, BBRS business and OPP business into separate subsidiaries within the U.S. ringfencing no later than May 19, 2005. Moreover, the non-ringfenced entities are generally prohibited from providing funding for any of the ringfenced entities and, following the separation of the three principal businesses within the U.S. ringfencing, the North American Access business, BBRS

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

business and OPP business will generally be prohibited from providing funding to each other. The ringfenced entities have entered into various agreements with the non- ringfenced entities necessary to ensure that those dealings that they are permitted to engage in with each other will be provided in the ordinary course of business on an arm's-length basis or otherwise as permitted by the covenants in those indentures. The arrangements for the provision of such services may lead to higher costs for us as a whole, which may affect our results of operations.

     In addition to the foregoing, the operational and financial inefficiencies and other costs associated with the U.S. ringfencing arrangements could have an adverse effect on our business and on the market price of the ordinary shares.

     THE FUNDING STATUS OF OUR U.S. PENSION PLANS AND THE AGREEMENT ENTERED INTO BY US WITH THE PENSION BENEFIT GUARANTY CORPORATION WITH RESPECT TO THOSE PLANS COULD DELAY OR ADVERSELY AFFECT THE TERMS OF THE SALE OF OUR U.S. BUSINESSES.

     The funding status of some tax-qualified defined benefit plans subject to the regulation of the Pension Benefit Guaranty Corporation, or PBGC, in the United States could result in action being taken by the PBGC that might delay or otherwise adversely affect the sale of our U.S. businesses or assets used therein, or the net proceeds realized therefrom. The likelihood of that type of action will depend in part on the funded status of those plans at the time of any such sale, the creditworthiness of the purchaser following that sale and the extent to which the purchaser assumes pension liabilities in any such sale. Although we have entered into a memorandum of understanding with the PBGC with a view to making an adverse action less likely, under this memorandum of understanding specified conditions must be satisfied in connection with any such sale. To the extent that these matters give rise to any delay or other adverse consequences with respect to the sale of our U.S. businesses, holders of ordinary shares could be adversely affected.

     WE ARE SUBJECT TO ENVIRONMENTAL, HEALTH AND SAFETY LAWS, WHICH COULD BE COSTLY AND COULD RESTRICT OUR FUTURE OPERATIONS.

     Our operations are subject to a wide range of environmental, health and safety laws, including laws relating to the use, disposal, clean up of, and human exposure to, hazardous substances. Although we believe our reserves are adequate to cover our environmental liabilities, factors such as the discovery of additional contaminants, the extent or remediation and compliance expenses, and the imposition of additional cleanup obligations and other sites could cause our capital expenditure and other expenses relating to the remediation activities to exceed the amount reflected in our environmental reserve and adversely affect our results of operations or cash flows. Compliance with existing or future environmental, health and safety laws could subject us to future liabilities, cause the suspension of production, restrict our ability to expand facilities, require us to acquire costly pollution control equipment or incur other significant expenses or modify manufacturing processes.

     IT IS UNLIKELY THAT WE WILL PAY DIVIDENDS FOR THE FORESEEABLE FUTURE.

     We do not anticipate that we will pay dividends on the ordinary shares in the foreseeable future. Moreover, even if we have distributable reserves and become cash flow positive and profitable and so are in a position to pay dividends, the indentures governing our outstanding Notes significantly restrict our ability to pay dividends. In connection with our financial restructuring and associated capital reduction we were required to create a special reserve that also restricts our ability to pay dividends. In addition, Marconi Corporation plc is a holding company and is wholly dependent on receiving funds from its subsidiaries to pay dividends. Some institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the ordinary shares. This may reduce the demand for the ordinary shares until we are able to pay dividends in respect of the ordinary shares, which may in turn adversely affect the price of the ordinary shares in the market.

     WE MAY BE UNABLE TO REPAY OUR NOTES AT MATURITY.

     We currently intend to repay any principal amount outstanding in respect of our outstanding Notes at their maturity in part from cash generated by our group. Our ability to generate significant positive cash flow in the future is subject to significant risks and uncertainties. If we are unable to generate sufficient cash to allow us to repay the Notes at maturity, we would need to obtain other financing for this purpose. However, also as discussed above, our ability to obtain such financing may be extremely limited. Accordingly, we cannot assure you that we will be able to repay any of the Notes at their maturity.

     OUR NOTES ARE SUBJECT TO A REDEMPTION OBLIGATION AT A PREMIUM UPON A CHANGE OF CONTROL, WHICH MAY DISCOURAGE POTENTIAL BIDDERS.

     Upon the occurrence of specific kinds of change of control or merger events, we will be required to offer to repurchase all of our outstanding Notes at the greater of 110% of their aggregate principal amount or a make-whole amount based on 50 basis points above the yield on U.S. treasuries of similar maturity plus, in each case, accrued and unpaid interest. This obligation to redeem the Notes at a premium could have the effect of deterring third parties who might otherwise offer to acquire a controlling interest in us or could adversely affect the terms on which any such offer is made. This redemption obligation may accordingly have an adverse effect on the market price of our shares and could deprive shareholders of an opportunity to receive a premium for their shares upon a change of control.

     PRE-EMPTIVE RIGHTS FOR NON-UK HOLDERS OF ORDINARY SHARES MAY NOT BE AVAILABLE.

     In the case of, amongst other things, an increase of our share capital, existing shareholders are entitled to pre-emptive rights pursuant to the U.K. Companies Act 1985 and our articles of association, unless waived by a resolution of the shareholders at a general meeting or in the circumstances stated in our articles of association. Even where pre-emptive rights apply, holders of the ordinary shares in the United States, South Africa, Australia, Canada and other jurisdictions outside the United Kingdom may in practice not be able to exercise pre-emptive rights in respect of their ordinary shares unless we decide to comply with applicable local laws and regulations and, in the case of holders of the ordinary shares in the United States, a registration statement under the U.S. Securities Act of 1933 is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any pre-emptive rights offering the costs and potential liabilities associated with any registration statement and compliance with other applicable local laws and regulations, as well as the indirect benefits to us of thereby enabling or facilitating the exercise by holders of the ordinary shares in the United States and such other jurisdictions of their pre-emptive rights for new securities in respect of their ordinary shares. In addition, we will consider any other factors we consider appropriate at the time, and then make a decision as to how to proceed and whether to file a registration statement or comply with those other applicable local laws and regulations. We cannot assure you that any registration statement with respect to the securities offered under a pre-emptive issue would be filed or any of those other local laws and regulations would be complied with to enable the exercise of that holder's pre-emptive rights.

     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Market risk represents the risk of loss that may impact our consolidated financial statements due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign exchange rates.

     FINANCIAL INSTRUMENTS

     The group's treasury activities are coordinated by our treasury function, which operates in accordance with policies and procedures approved by our Board of Directors. It does not operate as a profit center. Treasury advises operational management on treasury matters and undertakes all derivative transactions, subject to the constraints outlined below. All treasury related transactions undertaken by the group's operating businesses are required to be in accordance with guidelines laid down by our central treasury function and comply with the group risk management policies.

     Under the terms of the new Senior and Junior Notes that we issued in our Financial Restructuring, we are permitted to use foreign exchange forwards and options to hedge trade receivables and payables, or exposures arising from the new Senior and Junior Notes. No other derivatives are permitted.

     It is the our policy that there is no trading in financial instruments, and all financial instruments are used for the purpose of financing or hedging identified exposures of the group.

     INTEREST RATE RISK

     Our interest expense is exposed to interest rate movements in our floating rate debt, cash and investments. We are principally exposed to changes in short-term interest rates in pounds sterling and U.S. dollars. Our Senior Notes and Junior Notes bear fixed rates of interest. Interest on the Senior Notes is charged at 8% per annum, and Interest on the Junior Notes is charged at 10% per annum interest if paid in cash, or 12% per annum paid in kind through the issuance of additional Junior Notes. As at June 30, 2003, 96% of our borrowings were at fixed rates of interest. Consequently, the exposure of the group's results to interest rates will be to changes in the interest rates earned on our short-term bank deposits. Under the terms of the Notes, no hedging of this risk is permitted.

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

         As a result, during the three months to June 30, 2003, a 1% increase in interest rates would have led to a (pound)2 million increase in interest income, and no impact on interest expense.

FOREIGN EXCHANGE RISK

         We are a global communications company, and as such we conduct a significant portion of our business activities outside the United Kingdom in currencies other than sterling. Our principal exchange rate exposures are to movements in foreign exchange rates against sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. Our main trading currencies are the U.S. dollar, sterling and the euro.

         We have overseas subsidiaries that earn profits or incur losses in their local currencies. It is not our policy to use financial instruments to hedge the translation value of the net overseas assets of the group.

         Following the Financial Restructuring, the majority of our debt (94% as at June 30, 2003) is denominated in U.S. dollars. It is not our intention to hedge this risk using financial instruments due to the potential cash flow impact of any hedging of these exposures. However, we take into account the balance sheet exposure will be taken into account when determining the appropriate currency mix of the group's cash balances. In accordance with this policy, we converted approximately US$ 215 million equivalent of euro cash balances to U.S.$ during the quarter. As at June 30, 2003, 55% of the group's cash balances were denominated in US dollars, to hedge the potential cost of refinancing the Senior and Junior Notes, 17% were denominated in sterling, and 21% were denominated in euro. As at June 30, 2003, we held approximately (euro) 162 million ((pound)113 million) of cash denominated in euro within the U.K. AS collateral against bonding facilities and to meet potential cash requirements in the eurozone. Since the aim of this cash is to meet euro-denominated cash flow requirements or contingent liabilities which are not recognized as balance sheet liabilities, this cash is not treated as a hedge for accounting purposes, and gains and losses on retranslation of the cash into sterling are taken to net finance income (expense).

         If the pound sterling had strengthened such that the average exchange rates used in the translation of our overseas earnings changed by 10%, our reported income from continuing operations would have increased by 0.1%, in the three months to June 30, 2003 and our reported loss would have decreased by 3% for fiscal 2002.

EQUITY PRICE RISK

         Our Other segment includes equity investments in publicly held companies such as Bookham Technologies plc and Easynet Group plc. These securities are exposed to price fluctuations and are particularly affected by the markets sentiment towards the high-technology and telecommunication industries. Due to the sustained weakness in the economic environment we have and may continue to write down the carrying value of certain equity investments and incur impairment charges when the declines in fair value are judged to be other than temporary.

CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures.

     Within the 90 days prior to the filing date of this quarterly report, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness and design and operation of our disclosure controls and procedures. Based upon that evaluation, which will be used as input for further improvement actions, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934).

     Changes in internal controls.

     Since the date of the previously mentioned evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.

                           PART II. OTHER INFORMATION

LEGAL PROCEEDINGS

         We are subject to the legal proceedings set out in Part I, Item 8 of our annual report on Form 20-F for the year ended March 31, 2003. There have been no material developments to these legal proceedings in the three months ended June 30, 2003 nor has there been a material new legal proceeding that has arisen in this period.

         We are also subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, we do not expect the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

CHANGES IN SECURITIES AND USE OF PROCEEDS

         Pursuant to our scheme of arrangement, our creditors, including the holder of our 7.75% Bonds due 2010 and our 8.375% Bonds due 2030, received a mixture of cash, new senior guaranteed notes, new junior guaranteed notes and new ordinary shares in the Company. Please see "Item 4: Information on the Company -- History and Developments of the Company -- History -- Restructuring" in our Form 20-F for the fiscal year ended March 31, 2003 and Note 2 - Financial Restructuring in the accompanying financial statements for additional information with respect to our financial restructuring. Further detail with respect to our scheme of arrangement can be found in the scheme document that we furnished under cover of Form 6-K on March 31, 2003, which is incorporated herein by reference.

DEFAULTS UPON SENIOR SECURITIES

         In connection with the Company's financial restructuring, we did not repay amounts that came due under our banking facility on March 25, 2003. On March 23, 2003, we also failed to make interest payments due on our 7.75% Bonds due 2010 and our 8.375% Bonds due 2030, and on March 31, 2003, we failed to make interest payments due on our 5.625% Bonds due 2005 and our 6.375% Bonds due 2030. These defaults were not cured but the debts, including accrued but unpaid interest, were retired pursuant to our scheme of arrangement, which became effective on May 19, 2003. Accordingly, no amounts remained in arrears.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

OTHER INFORMATION

Not applicable.

EXHIBITS

(1)      Certification of the Chief Executive Officer.
(2)      Certification of the Chief Financial Officer.
(3)      Certification of the Chief Executive Officer and the Chief Financial
         Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI CORPORATION PLC By:   /s/  M Skelly
                           ____________________
Name: M Skelly
Title: Company Secretary
Date: August 28, 2003

                                 Exhibit Index
                                _______________


(1)      Certification of the Chief Executive Officer.

(2)      Certification of the Chief Financial Officer.

(3) Certification of the Chief Executive Officer and the Chief Financial officer.